                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                            INTERACTIVE TELESIS INC.
             (Exact name of registrant as specified in its charter)

            Delaware                 SERVICES - COMPUTER PROGRAMMING                   33-0649915
(state or other jurisdiction of       (Primary standard industrial        (IRS employer identification number)
 incorporation or organization)          classification number)

                            INTERACTIVE TELESIS INC.
                       535 Encinitas Boulevard, Suite 116
                           Encinitas, California 92024
                                 (760) 632-1700
                               FAX (760) 632-1790
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Donald E. Cameron, Chief Executive Officer
                            INTERACTIVE TELESIS INC.
                       535 Encinitas Boulevard, Suite 116
                           Encinitas, California 92024
                                 (760) 632-1700
                               FAX (760) 632-1790
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             Bruce J. Rushall, Esq.
                             RUSHALL & McGEEVER, APC
                          1903 Wright Place, Suite 250
                           Carlsbad, California 92056
                                 (760) 438-6855

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

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
                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE   OFFERING PRICE     AGGREGATE OFFERING   REGISTRATION
         TO BE REGISTERED             REGISTERED     PER SHARE(1)            PRICE              FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
share                                  1,630,435       $2.31 (1)           $3,771,196          $996
---------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
share issuable upon exercise of
warrants                                 244,565       $2.31 (2)           $  565,679          $149
---------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
share issuable upon exercise of
repricing rights.                      1,630,435       $2.31 (3)           $3,771,196          $996
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the closing bid and asked price of the common stock on the OTC Bulletin Board market on July 11, 2000.

(2) Estimated solely for the purpose of calculating the registration fee based on the average of the closing bid and asked price of the common stock on the OTC Bulletin Board market on July 11, 2000.

(3) Estimated solely for the purpose of calculating the registration fee based on the average of the closing bid and asked price of the common stock on the OTC Bulletin Board market on July 11, 2000. Represents the number of shares underlying Repricing Rights assuming Average Market Price is one-half of purchase price of the shares to which the Repricing Rights relate. Average Market Price means the average of the closing bid prices of Registrant's common stock on each of the four trading days having the lowest closing bid price during the 30 consecutive trading day period prior to the exercise date of the Repricing Rights.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. IT MIGHT CHANGE. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SOLICIT OFFERS TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 12, 2000

                                3,505,345 Shares

                            INTERACTIVE TELESIS INC.
                                  Common Stock

     This prospectus may be used only in connection with the following resales of common stock of INTERACTIVE TELESIS INC.:

     -- 905,797 shares may be offered and sold, from time to time, by BH Capital
        Investments, L.P. and Excalibur Limited Partnership, who originally purchased these shares pursuant to their securities purchase agreement with us dated June 12, 2000.

     -- 135,870 shares may be offered and sold, from time to time, by BH Capital and Excalibur, who will originally purchase some or all of these shares upon exercise of warrants.

     -- 724,638 shares may be offered and sold from time to time by BH Capital and Excalibur who will originally purchase these shares pursuant to their June 12, 2000 agreement.

     -- 108,696 shares may be offered and sold from time to time by BH Capital and Excalibur who will originally purchase some or all of these shares upon the exercise of warrants which they may purchase pursuant to their June 12, 2000 agreement.

     -- up to an additional 1,630,435 shares which may be issuable to BH Capital and Excalibur under repricing rights issued pursuant to the June 12, 2000 agreement.

     We refer to BH Capital, and Excalibur, as "selling stockholders."

     Our common stock is traded on the OTC Bulletin Board market under the symbol "TSIS" On July 11, 2000, the last sale price of our common stock on the Nasdaq over-the-counter-market was $2.88 per share.

     Investing in our common stock involves risks. See "RISK FACTORS" beginning on page 5.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

THE DATE OF THIS PROSPECTUS IS _______________, 2000.


                                TABLE OF CONTENTS


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PROSPECTUS SUMMARY                                                                           4
  The Company                                                                                4
  The Offering                                                                               4

RISK FACTORS                                                                                 5
  Risks Related to the Company's Business                                                    5
  We Have a Limited Operating History                                                        5
  We Have a History of Losses and May Incur Losses in the Future                             5
  Our Current Business Is Dependent upon a Small Number of Customers Who Account
     for the Majority of Our Revenues                                                        5
  Our Current Business Depends on Certain Skilled and Experienced Employees                  6
  Revenues from Portions of Our Business May Vary Throughout its Fiscal Year                 6
  We Do Not Generally Charge our Customers for our Initial Set-up Costs for
     Establishing a Customized Interactive Voice Response Service                            6
  We Do Not Have Copyright or Patent Protection for Our Proprietary Software
     Systems                                                                                 6
  Many of Our Customers Have Greater Technical and Financial Resources than We Do            6
  We Do Not Believe Substantial Barriers Exist to The Entry by Other Companies
     Into One or More of The Services We Provide                                             6
  If We Are Unable to Develop New Services or Expand Features of Existing
     Services, we May Not Be Able to Expand Our Operations                                   7
  Our Business Is Subject to Changes in the Computer and Telecommunication
     Industries Which Are Occurring at a Rapid Rate                                          7
  We Rely Significantly on Third Parties                                                     7
  Potential Lack of Liquidity in Our Common Stock Due to Penny Stock Regulations             7
  We Expect our Share Price to Remain Highly Volatile                                        8
  We Do Not Pay Dividends on our Common Stock and Have No Plans to Do So                     8
  Our Management Has Broad Discretion over Establishing and Implementing our
     Operational Strategies and Goals                                                        8

USE OF PROCEEDS                                                                              8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS                                                                                 9
  Results of Operations                                                                      9
  Liquidity and Capital Resources                                                           12

BUSINESS                                                                                    15
  General                                                                                   15
  InvestorREACH(TM)                                                                         16
  Digital Record and Replay Services                                                        17
  Automated Surveys                                                                         17
  MarketReach(TM) - Enhanced Services                                                       18
  Acquisition of Paragon Voice Systems                                                      18
  Sales and Marketing                                                                       19
  Competition                                                                               19
  Business Concentration                                                                    19
  Trademark and Copyright Issues                                                            20
  Governmental Regulation                                                                   20
  Employees                                                                                 21

MANAGEMENT                                                                                  22
  Compensation of Non-Employee Directors                                                    23
  Board of Directors Meetings                                                               24
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

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
EXECUTIVE COMPENSATION                                                                      24

PRINCIPAL STOCKHOLDERS                                                                      25
  Security Ownership of Certain Beneficial Owners and Management                            25

DESCRIPTION OF CAPITAL STOCK                                                                26
  Common Stock                                                                              26
  Market Price of and Dividends on the Company's Common Equity and Other
     Shareholder Matters                                                                    27
  Repricing and Anti-Dilution Rights                                                        28
  Transfer Agent and Warrant Agent                                                          28

SELLING STOCKHOLDERS                                                                        28

LEGAL PROCEEDINGS                                                                           28

PLAN OF DISTRIBUTION                                                                        29

LEGAL MATTERS                                                                               30

EXPERTS                                                                                     30

ADDITIONAL INFORMATION                                                                      30

INDEX TO FINANCIAL STATEMENTS                                                              F-1

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under "RISK FACTORS."

                                   THE COMPANY

OUR BUSINESS

     We provide customized Interactive Voice Response (IVR) services to medium and large-size corporations for internal use. IVR services generally consist of accessing or interacting with information in a computer database using a touch-tone phone. We specialize in providing customized IVR systems meeting specific customer needs utilizing proprietary software. In some instances, we bundle our IVR services with a partner's service offering for resale to their customers. We offer our services nationwide in the United States and in Canada. We commenced providing IVR services in 1993. The Company's initial service offering was an automated shareholder communication service, marketed to public companies under the service name InvestorREACH(TM).

     In December 1999, we acquired a controlling interest in one of our suppliers, Paragon Voice Systems, which is a value-added reseller and developer of computer telephony solutions in the emerging technology field of Automated Speech Recognition or ASR. Paragon is a San Diego based reseller of speech recognition software and application building blocks for the technology as a part of its integrated solutions. We purchased a controlling interest in Paragon with a view of joining forces to develop and deploy advanced speech recognition solutions for corporate customers. Our intention for the immediate future is to position Interactive Telesis as a leading hosting facility for complex ASR software applications.

     Our principal executive offices are located at 535 Encinitas Boulevard, Suite 116, Encinitas, California 92024. Our telephone number is 760-632-1700. Our Internet website is located at interactivetelesis.com.

                                  THE OFFERING

Common stock offered              3,505,345 shares

Common stock outstanding          31,717,735 shares

Use of Proceeds                   We will not receive proceeds from the sale of
                                  the shares registered hereby, all such
                                  proceeds will go to the selling stockholders.
                                  Assuming all of the warrants held by selling stockholders are exercised in full for cash, we will realize proceeds of $742,500. Proceeds will be used for working capital and potential acquisitions.

OTC Bulletin Board symbol         TSIS

Risk Factors                      You should read the"RISK FACTORS" section
                                  beginning on page 5 and the other cautionary statements in this prospectus to ensure that you understand the risks associated with an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "believe," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed under "Risk Factors." We have no obligation to update these statements to reflect events and circumstances after the date of this prospectus.

                                  RISK FACTORS

     The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement in this report. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

                     RISKS RELATED TO THE COMPANY'S BUSINESS

We have a limited operating history.

     We implemented our current plan of business in 1994 and remain dependent upon a limited variety of services and small number of significant customers. See "Business" on page 15 and "Business Concentration" on page 19. We intend to expand the scope of our services and our customer base but there is no assurance that our long-term operating strategies for the sales of our ASR hosting services in selected markets will be successful.

We have a history of losses and may incur losses in the future.

     Until our fiscal year ended July 31, 1999, we had incurred significant net losses under our current plan of business. There is no assurance that our revenues will grow or that we will maintain profitability in the future. Our ability to increase revenue and maintain profitability will be affected by other risks and uncertainties described below, most of which are outside of our control.

Our current business is dependent upon a small number of customers who account for the majority of our revenues.

     Historically we have relied on a small number of customers for most of our revenues and earnings. The loss of one or more of these customers and our inability to replace them could materially adversely affect our short-term profitability.

Our current business depends on certain skilled and experienced employees.

     These include our Chief Executive Officer, Chief Operating Officer and VP of Operations. We have a three-year employment contract with our CEO, but we have no long-term contracts with our other key employees. Competition for skilled and experienced software programmers and supporting skills in our geographic region is intense and we may not be able to hire or retain key employees as needed. If we are unable to hire, train and manage new skilled and experienced employees as needed, we would be unable to support our planned growth and future operations.

Revenues from portions of our business may vary throughout our fiscal year.

     For example, our Digital Record & Replay service may be utilized mostly during the quarterly earnings season, which is typically held by calendar-year companies during the months of January, April, July and October.

We do not generally charge our customers for our initial set-up costs for establishing a customized interactive voice response service.

     Instead, we recoup these costs over the first several months of a contract. The majority of our contracts with our customers are cancelable by either party upon 30 days notice. Therefore, there is no assurance that an account, once established, will be maintained for a time sufficient to allow us to recoup its set-up costs.

We do not have copyright or patent protection for our proprietary software systems.

     We do not consider our service mark or trade secrets to be material to our financial results and/or results of operations.

Many of our customers have greater technical and financial resources than we do.

     Should they deem it advisable and economically feasible, our major customers could choose to internally provide the services they contract us to provide. Accordingly, there is no assurance that in the future one or more of our major customers may not provide internally services which it now purchases from us.

We do not believe substantial barriers exist to the entry by other companies into one or more of the services we provide.

     Accordingly, we could, in the future, encounter significant competition for our services from one or more competitors which have significantly greater technical and/or financial resources than us.

If we are unable to develop new services or expand features of existing services, we may not be able to expand our operations.

     We must continually explore additional areas and services which we may offer to our customers. Our inability to manage our growth could harm our business. Also, if we are unable to continually improve our ability to deliver services to customers, we may not be able to accommodate the increasing level of use or expanding needs of our customer base.

Our business is subject to changes in the computer and telecommunication industries which are occurring at a rapid rate.

     It is possible that future changes in these industries could significantly change the demand for our services and/or the means by which we provide our services. Our failure to adapt to such changes could adversely affect our volume or cause our services to become obsolete.

We rely significantly on third parties.

     Our operations depend to a significant degree on a number of other third parties, including telecommunication service providers. We have no effective control over these third parties. From time to time, we could experience temporary interruptions in our telecommunications access. Continuous or prolonged interruptions in our telecommunications access would have a material adverse affect on our business, financial condition, and results of operations. Our agreements with our telecommunications providers place certain limits on our ability to obtain damages from the service providers for failure to maintain services to our facilities.

          RISKS RELATED TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

Potential lack of liquidity in our common stock due to penny stock regulations.

     Because our common stock trades below $5.00 per share, we are subject to the Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules"). The Penny Stock Rules adversely affect the market liquidity for our common stock because broker-dealers trading in Penny Stocks must, among other things, provide customers with a risk disclosure statement setting forth certain specified information prior to a purchase transaction; disclose to the customer inside bid quotation and outside offer quotation for this Penny Stock, or, in a principal transaction, the broker-dealer's offer price for the Penny Stock; disclose the aggregate amount of any compensation the broker-dealer receives in the transaction; disclose the aggregate amount of the cash compensation that any associated person of the broker-dealer, who is a natural person, will receive in connection with the transaction; deliver to the customer after the transaction certain information concerning determination of the price and market trading activity of the Penny Stock. Also, prior to the transaction, the broker-dealer must approve the customer's account for transactions in Penny Stocks and receive from the customer a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. Also, under the Penny Stock Rules, broker-dealers must provide monthly account statements to customers which include the above-disclosures regarding penny stock investments. These requirements make it more difficult administratively for broker-dealers to buy and sell our stock on behalf of their customers. Consequently, the Penny Stock Rules affect the ability of our shareholders to sell the Company's shares in the secondary market.

We expect our share price to remain highly volatile.

     The market price for our stock has in the past fluctuated significantly and is expected to continue to fluctuate primarily because of the number of shares outstanding, the low trading price of the stock, developments in our business, including announcements of technological innovations, fluctuations in customer orders, customer cancellations, the introduction of new products by our competitors, service problems and/or quarterly variations in the actual or anticipated results of our operations. Also, the over-the-counter market in which our stock trades have historically experienced extreme price and volume volatility, which has particularly affected market prices of technology companies. This volatility has often been unrelated to the operating performance of the companies. Broad market volatility may adversely affect the market and price of our stock.

We do not pay dividends on our common stock and have no plans to do so.

     We intend to retain any earnings to finance growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Accordingly, our shareholders will need to look for appreciation in the market price of our stock, if any, for a return on their investment.

Our management has broad discretion over establishing and implementing our operational strategies and goals.

     Our management may devise, modify, abandon or implement operating strategies at any time within their discretion without a vote of our shareholders. Accordingly, investors must depend on our management's experience and judgment in making critical decisions affecting our business and operating results.

                                 USE OF PROCEEDS

     Assuming the warrants held by selling stockholders are exercised in full for cash, we will realize proceeds of $742,500. We have agreed to pay certain expenses in connection with this offering, currently expected to be approximately $40,000. Proceeds will be used for working capital and potential acquisitions. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

              COMPARISON OF QUARTERS ENDED APRIL 30, 2000 AND 1999

     Our net revenues were $1,445,608 and $3,759,529 for the three months and nine months ended April 30, 2000, respectively, which represent increases of 58% and 94% when compared with the corresponding periods in 1999. The increases were due primarily to the increase in volume/usage of the existing customers of Digital Record & Replay.

     The three month increase of $530,412 in revenues is a result of two items. Approximately, $518,900, is an increase in of two existing customers of Digital Record & Replay, which includes transport revenue of $185,969. The remaining increase is a result of adding new customers to Automated Survey services in the amount of $4,600 and the inclusion of Paragon in the amount of $6,940, during the three months ended April 30, 2000 compared to the same period in 1999.

     The nine month increase of $1,824,877 in revenues is a result of two items. Approximately, $1,627,400, is an increase in of two existing customers of Digital Record & Replay, which includes transport revenue of $185,969. The remaining increase is a result of adding new customers to Automated Survey services in the amount of $190,460 and the inclusion of Paragon in the amount of $6,940, during the nine months ended April 30, 2000 compared to the same period in 1999.

     Our cost of revenues for the quarter ended April 30, 2000 was 7.0% compared to 5.0% of revenue for the same period in 1999. Our cost of revenues for the quarter ended April 30, 2000 was 19% of revenue or $276,581 (after inclusion of both the transport revenue and transport cost) compared to 5.0% of revenue for the same period in 1999. The increase of $227,326 for the third quarter is made up of three parts: (1) increased costs as a result of increased usage $37,349,
(2) Paragon costs $4,008 and (3) transport costs $185,969.

     Our cost of revenues for the nine months ended April 30, 2000 was 7.0% of compared to 8.0% of revenue for the same period in 1999. The cost of revenues for the nine months ended April 30, 2000 was 11.8% of revenue or $442,737 (after inclusion of both the transport revenue and transport cost) compared to 8.0% of revenue or $156,418 for the same period in 1999. The increase of $286,319, for the nine months ended April 30, 2000 is made up of three parts (1) increased costs as a result of increased usage $96,342, (2) Paragon costs of $4,008 and
(3) transport costs of $185,969. The increase in cost of revenue, for both the third quarter and the nine months of fiscal year 2000, (after exclusion of both the transport revenue and transport cost) is mainly a result of increased volume/usage, which resulted in increased revenue for Digital Record & Replay services.

     Our salaries and wages increased from $292,512 to $513,981, or 76%, for the quarter ended April 30, 2000 compared with the same period in 1999. The increase of $221,469, for the third quarter is made up of two parts (1) increased costs as a result of increased staff $146,071, and (2) inclusion of Paragon costs $75,398. The increase, for both the third quarter and the first nine months of fiscal year 2000, is a result of the inclusion of Paragon, and Interactive Telesis adding staff. The additional staff is needed to provide the Information Technology and Systems skills and experience needed to meet and support the requirements of the new customers, which enabled the Company's revenue growth during the period.

     Our general and administrative expense increased from $215,305 to $417,304, or 94%, for the three-month period ended April 30, 2000 compared with the same period in 1999. The increase of $201,999, for the third quarter is made up of two parts (1) increased costs as a result of increased recruiting, insurance, accounting, and consulting fees $165,086, and (2) inclusion of Paragon costs $36,913. The increase, for both the third quarter and the first nine months of fiscal year 2000, is a result of the inclusion of Paragon, and Interactive Telesis increased recruiting, insurance, legal, accounting and consulting fees during the period.

     Our sales and marketing expense increased from $68,650 to $116,213, or 69%, for the three-month period ended April 30, 2000 compared with the same period in 1999. The increase of $47,563 for the third quarter is made up to two parts (1) increased costs as a result of increased travel, training, conferences and trade shows $40,429, and (2) inclusion of Paragon costs $7,134.

     Our sales and marketing expenses increased from $197,652 to $226,867, or 15%, for the nine-month period ended April 30, 2000 compared with the same period in 1999. The nine-month increase is primarily a result of increased travel, conferences and trade show costs during the period.

     Our depreciation and amortization expense increased from $50,899 to $129,049, or 153.5% for the three-month period ended April 30, 2000 compared with the same period in 1999. The increase of $78,150 for the third quarter is made up of three parts (1) Our depreciation $17,017, (2) Paragon's depreciation $28,584 and (3) $32,549 of goodwill amortization resulting from our acquisition of Paragon. The increase of $151,312 for the nine months ended April 30, 2000, is made up of three parts (1) Our depreciation $73,904, (2) Paragon depreciation $28,584 and (3) $48,824 of goodwill amortization resulting from our acquisition of Paragon. The increase in our depreciation for both the third quarter and the first nine months of fiscal year 2000, is a result of adding computer and related equipment during the period and during the fiscal year 1999.

     Litigation contingency expense for the nine-month period ended April 30, 2000 of $117,000 represents the settlement, over the previously provided for amounts, of the Madison case for 100,000 shares of our common stock.

     Net income for the quarter ended April 30, 2000 was $39,767 as compared to net income of $230,695 for the quarter ended April 30, 1999. The quarterly net income reflects the inclusion of the Company's share of Paragon's loss of $(85,792) along with the amortization of goodwill of $(32,549), associated with the acquisition of Paragon. The net income for the quarter ended April 30, 2000 for Interactive Telesis unconsolidated was $158,108.

     Net income for the nine months ended April 30, 2000 was $425,484 as compared to net income of $90,792 for the nine months ended April 30, 1999. The nine months net income reflects the inclusion of the Company's share of Paragon's loss of $(85,792) along with the amortization of goodwill of $(48,824), associated with the acquisition of Paragon. The Net income for the nine months ended April 30, 2000 for Interactive Telesis unconsolidated was $560,100.

     Basic earnings per share increased to $0.01 for the nine months ended April 30, 2000 as compared to $(0.00) per share for the same period ended April 30, 1999.

     Income taxes have not been provided for in the accompanying financial statements due to the net operating loss carry forwards generated in prior years that are available for carry forward against current year income.

     COMPARISON OF YEARS ENDED JULY 31, 1999 AND 1998

     Revenues for fiscal year 1999 nearly tripled from the prior fiscal year to $3,022,290. The increase in revenue from $1,102,241 in fiscal year 1998 to $3,022,290 in fiscal year 1999 was a result of adding clients in the areas of InvestorREACH(TM), which accounted for $263,195 in additional revenue, and Digital Record and Replay, which increased from $828,173 in fiscal year 1998 to $2,278,591, an increase of $1,450,346 or 175% over fiscal year 1998. The Digital Record and Replay increase is due to an increase in revenue of $574,858 or 70% of one existing customer, and 105%, or $877,793 is a result of adding a new customer. We also added new customers to the Automated Surveys service in the amount of $206,743 in revenue in fiscal year 1999. Automated Survey service had no revenue in fiscal year 1998. Net income totaled $321,740, representing earnings of just over 1 cent per share. In the fourth quarter of the 1999 fiscal year, revenues were up 18% over third quarter revenues, while third quarter revenues were up 66% from the second quarter of 1999. To October 31, 1999, we recorded seven consecutive quarters of increasing revenues.

     Our cost of revenues consists of the expenses associated with providing the telecommunication services based on usage, and recurring fixed monthly telecommunications costs. These costs are a mix of both variable and fixed costs. For the fiscal year ended July 31, 1999, cost of revenue increased 125% over 1998, due to increased usage.

     Salaries and wages increased 44% from fiscal 1998 to fiscal 1999 as a result of adding five full-time employees during fiscal year 1999. The increase in our staff was necessary to provide the Information Technology and Systems skills and experience needed to meet and support the requirements of the customers, which enabled our growth in revenue.

     Our general and administrative costs are made up of the following major expenses: consulting and legal fees, office rent, printing, postage, and telephone/ facsimile. These five accounts made up 80% of the general and administrative expenses for fiscal year 1999 and 81% for fiscal year 1998. General and administrative expense for fiscal year 1998 was $627,831 and for fiscal year 1999 was $742,802, or an increase of $114,971 or 18.3%. The increase was the result of higher consulting and legal fees for fiscal year 1999 over 1998 by $105,786, or 58%. The additional consulting and legal fees were necessary to help grow the business from revenue of $1,102,241 in fiscal year 1998 to $3,022,290 in fiscal year 1999.

     Our sales and marketing expenses increased during the period 88% as a result of adding staff and also increased travel expenditures associated with the growth of the business.

     Depreciation and amortization increased 174% during the period as a result of adding computer and related equipment. Our property and equipment increased by approximately $575,000 and was financed primarily by way of capital leases secured by the equipment and personally guaranteed by our CEO. Upon successfully securing additional contracts, we will be required to increase the size of our systems to support the additional growth. Equipment will be acquired through a combination of cash on hand and capital leases on the equipment purchased.

     We have recently begun focusing our efforts with the goal of becoming a premier developer and hosting facility for ASR applications. Reference is made to the heading "Business" for a description of our recent acquisition of Paragon Voice Systems.

     At the 1999 Annual General Meeting our Board of Directors sought and received authorization from shareholders for the sale of the Company's automated shareholder communication service, InvestorREACH(TM). However, we have since terminated discussions for the sale of InvestorREACH(TM) and will be enhancing this service with ASR functionality.

LIQUIDITY AND CAPITAL RESOURCES

     GENERAL

     Our current ratio was 3.9 to 1 at April 30, 2000. Based on current cash flow projections management expects that we can complete expected operations for the current fiscal year without the need for infusions of additional cash.

     Working capital was $1,354,186 at April 30, 2000, an increase of $490,002 from July 31, 1999. The increase is a result of positive operating results and positive cash flows for the nine-month period ended April 30, 2000.

     Our net working capital increased to $864,184 at July 31, 1999, due primarily to an increase in Accounts Receivable as a result of increased revenue for fiscal year 1999. Fiscal year 1999 revenue nearly tripled from fiscal year 1998, from $1.1 million to $3.0 million.

     DETAIL OF CASH FLOWS FOR FISCAL YEAR 1999 AND 1998

     OPERATING ACTIVITIES. Cash flows of $353,937 were provided by operations in fiscal year 1999, compared to cash flows used in operations of $(543,705) in fiscal 1998. The increase is primarily due to the Company reporting net income of $321,740 in fiscal year 1999, compared to net loss of $(677,417) in fiscal year 1998, an adjustment for depreciation (non-cash expenditure) of $177,067 in fiscal year 1999, compared to $64,615 in fiscal 1998, and a litigation contingency (non-cash expenditure) of $80,000 in fiscal year 1999.

     INVESTING ACTIVITIES. Cash flows used in investing activities was $91,240 for the purchase of property and equipment, other than leasing of property and equipment, during fiscal year 1999, compared to $104,955 during fiscal 1998.

     FINANCING ACTIVITIES. Cash flows used in financing activities was $(178,635) in fiscal year 1999, compared to cash flows provided by financing activities of $518,093 in fiscal year 1998. The decrease is primarily due to cash used for the repayment of capital leases of $185,110, and the decrease in issuances of common stock and purchases of treasury shares. Refer to page F-6, Statements of Changes in Shareholders' Equity for Fiscal Year 1999 and 1998.

     The causes for material changes from period to period in the balance sheet were as follows:

        -- Accounts Receivable increased in 1999 as a result of increased revenue in 1999.

        -- Property and equipment increased in 1999, which was necessary for the growth of the Company. Computer and related equipment were both purchased with cash and leased to enable the Company to provide the services necessary to grow the revenue of the Company in 1999 and future years.

        -- Liabilities increased in 1999 as a result of leasing computers and equipment as stated above. The liabilities in 1999 also increased as a result of providing for a litigation contingency of $80,000.

     We lease our facilities under non-cancelable operating leases that expire at various dates through July 2002. Minimum future obligations under these leases as of July 31, 1999, are as follows:


                    YEAR ENDED JULY 31           AMOUNT
                          2000                 $129,147

                          2001                  104,202

                          2002                   13,732
                                               --------
                                               $247,081

     Rent expense under the non-cancelable operating leases was $103,185 and $62,589 for the years ended July 31, 1999, and 1998.

     Our goal is to become the leading hosting facility for complex ASR applications. In order to achieve this goal, management believes we will need additional infusions of cash to purchase computers and related equipment in order to expand our systems capabilities.

     FUTURE EXPECTATIONS

     For the fiscal year ending July 31, 2000, we are projecting revenue increases, with a reduction in net income (before tax) as we elect to expand our staff and systems capabilities to support anticipated demand for our ASR hosting services. Achieving growth in both revenues and net income will be contingent upon our securing additional contracts with existing customers as well as long-term, high-margin contracts with new customers, and there is no certainty that these objectives will be achieved.

     Our telecommunication costs should be reduced over the next fiscal year, resulting from volume discounts.

     As of July 31, 1999 we have both federal and state income tax loss carry-forwards of approximately $2,255,000 and $1,703,000, respectively, which can be used to offset future income taxes. We have made a valuation allowance for the deferred tax assets, including the portion related to the net operating loss carry-forwards.

     ACQUISITION OF CONTROLLING INTEREST IN PARAGON

     On December 17, 1999, the Company purchased 510,000 shares of common stock of Paragon Voice Systems. The shares were purchased for $1,200,000, $300,000 of which was paid at closing and the remainder of which will be paid in three (3) installments of $300,000 each, due and payable April 1, 2000, July 1, 2000, both of which have been paid, and October 1, 2000, respectively.

     ASR technology essentially allows computers to understand the human voice and respond to voice commands. Management expects this technology to not only dramatically expand the number of applications for which current IVR technology is not sufficient but also to replace most current IVR applications over time.

     PRIVATE PLACEMENT

     On June 12, 2000, we entered into an agreement with two non-U.S. investors to purchase up to $4,500,000 of our common stock in three closings of $2.5 million, $1 million and $1 million each. The initial closing for the purchase of 905,797 shares at a price of $2.76 per share was effective on June 12, 2000. The second closing is scheduled to occur approximately 5 days after the effective date of this Registration Statement and the third closing is to take place three months thereafter. Each of the closings is for shares at a price equal in number to the average closing bid price for our stock on the five consecutive trading days preceding the respective closing date. At each closing, we will also issue warrants for the purchase of shares equal to 15% of the purchase price of the shares divided by the exercise price of the warrants which is 110% of the share purchase price at the respective closing. At the initial closing, we issued warrants for the purchase of 135,870 shares at a price of $3.03 per share. In addition, we granted the investors repricing rights with respect to the shares and antidilution rights with respect to the shares and the warrants. We agreed to include the shares, including the shares underlying the warrants, and the repricing rights, for resale under this Registration Statement under certain circumstances. We have the right to repurchase the shares and repricing rights at a premium.

     CHANGE IN INDEPENDENT AUDITORS

     In December, 1998, we did not reappoint Buckley Dodds and Associates as our independent auditors and appointed Pannell Kerr Forster as our independent auditors. Pannell Kerr Forster was engaged to perform the audits for the fiscal years ended July 31, 1998 and 1999. Our board of directors approved our change in independent auditors. We had no disagreements with Buckley Dodds and Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures and there were no disagreements between the date of their last audit report and the date they were discharged. Buckley Dodds and Associates had not issued a report in the past two fiscal years containing a disclaimer or adverse or qualified opinion.

     IMPACT OF INFLATION

     We do not believe inflation has had a significant effect on our operations.

     YEAR 2000 EFFECTS

     We incurred approximately $8,800 in Year 2000 remediation costs, which was funded from working capital. We incurred no material adverse effects from Year 2000 related conditions.

                                    BUSINESS

GENERAL

     We currently offer specific IVR services, both directly to medium and large corporations, as well as allowing our services to be bundled with our partners' product offerings. We are not a solution-provider - that is, we do not develop IVR solutions for a fee and then install them at the customer's site. Rather, we host all applications and provide all of our services through our own software and hardware systems located at our facilities. In some cases, in order to reduce telecommunication costs, we install equipment at a customer's location, which we remotely monitor and manage and it remains our property. Our systems consist of industry standard hardware and a combination of off-the-shelf and proprietary software. The systems are modular and can be scaled to accommodate very large applications.

     We currently offer the following services:

INVESTORREACH(TM)

     InvestorREACH(TM) is an automated shareholder communication service which allows customer public companies to provide a toll-free telephone number which they advertise to their investors. Investors calling the number hear a personalized greeting from the customer company, and may select from a menu of options which may include:

        --  Stock quote (high, low, volume)

        --  News releases (voice and fax)

        --  Financial statements (quarterly, annual, and management discussion)

        --  Request information material to be mailed

        -- Be transferred to the investor relations department or transfer agent of the public corporation.

     We also provide mail fulfillment services. We charge a monthly service fee, a per-minute usage fee for voice, fax, and call transfer, and transactional fees for mail fulfillment services.

     The range of our fees for the services are:

Service Fee                      $300 to $500 per month

Per-minute IVR Usage             $0.24 to $0.35 U.S. ($0.39 to $0.65 Canada)

Mail Fulfillment                 $2.35 - $2.50 fee plus a pass-through on
                                 first-class postage

     We determine the exact fees charged for each contract through negotiations with the customer. Factors we consider when determining fees include the financial and segment strength of the customer, scope of service, volume of usage and set-up costs.

     We offer InvestorREACH(TM) on a month-to-month basis, with no set-up fee, no long-term contract, and no termination fees.

     We currently have 43 InvestorREACH(TM) customers in various industries. Our customers include Wells Fargo, Nike, Yahoo!, Excite@Home, National Fuel Gas, and the Tribune Corporation.

     Revenues for the fiscal year ended July 31, 1999 derived from our largest InvestorREACH(TM) customers were as follows:

                                                      FISCAL YEAR
                          CUSTOMER                    1999 REVENUE
                          --------                    ------------
                          Wells Fargo                   $84,003
                          Yahoo                         $25,900
                          National Fuel Gas             $13,702
                          Tribune Group                 $14,551

     To experience the InvestorREACH(TM) service, call 1/888/474-9910.

DIGITAL RECORD AND REPLAY SERVICES

     In November, 1997, we began providing digital record and replay services to the teleconference industry. The service allows teleconference providers to digitally record teleconferences they conduct on behalf of their customers. These calls are then made available for immediate replay by end users using a touch-tone telephone. The system is 100% automated (except where special editing is requested) and is customer-branded such that endusers are not aware the service has been outsourced to us. We invoice the teleconferencing company semi-monthly, based on per-minute replay usage. We complement the telephonic replay with Internet replay capability, allowing end users to access sound files from a site hosted on behalf of the teleconference provider or by the customer.

     We currently provide these services to two teleconferencing providers, AT&T Corporation and Global Crossing, as well as directly to certain corporations for internal use.

     We have provided services to AT&T since November 15, 1997, based on our letter of understanding to AT&T of December 19, 1997. These services consist of recording and playback services for AT&T's executive teleconference services. Under the terms of this agreement, payment for our services is due and payable within 45 days from the date billed. We understand our agreement with AT&T can be canceled by either party at any time upon notice to the other.

     We provide services to Global Crossing (formerly Frontier ConferTech) pursuant to a contract dated September 15, 1999. These services include digital recording and automated replay of the customer's teleconference calls originating from its Westminster, Colorado and Canadian operations. Under this contract, payments are due to us for services provided at the stated rates within 45 days of the date billed. This contract may be terminated at any time upon notice by either party.

AUTOMATED SURVEYS

     We have developed proprietary software applications which permit surveys to be conducted via IVR on an automated basis without human intervention. Surveys can be linear or branching and responses can be multiple choice or voice-recorded. We have registered the service mark TeleSurvey(SM) in conjunction with this service.

     We have initial sales and marketing efforts with respect to this offering are focused on the prepaid phone card market in the United States. We have partnered with approximately 17 issuers of prepaid phone cards to add the survey capability as a value-added option to their prepaid offering, thus enhancing their value proposition to their customers.

     The service involves a user of a prepaid phone card being routed to our IVR system at the time of activation (only) of the prepaid phone card for a 3-5-question survey. At the conclusion of the survey, the customer is returned to the customer's prepaid telecommunication platform to dial their outgoing telephone call.

     Upon securing reselling relationships with these partners, we structured a Channel Partner Program to support the sales and marketing efforts of our partners with a view to increasing revenue from this sector.

MARKETREACH(TM) - ENHANCED SERVICES

     We have developed proprietary software which provides the following customized IVR functionality:

        --  Message recording
        --  Record and replay message (telephone)
        --  Internet message replay
        --  Fax-on-demand
        --  Automated call transfer
        --  Dealer locator
        --  Caller surveys
        --  Credit card transactions
        --  Broadcast fax
        --  Broadcast e-mail

     We have created applications, and are continuing to pursue additional opportunities utilizing this functionality, including Third Party Verification
(TPV) and contests/sweepstakes applications.

ACQUISITION OF PARAGON VOICE SYSTEMS

     On December 17, 1999, we purchased 510,000 shares of common stock of Paragon Voice Systems, a leading value-added reseller and developer of computer telephony solutions in the emerging technology field of ASR. Paragon resells speech recognition software and application building blocks for the technology as a part of its integrated solutions. Upon consummation of the transaction, Paragon had a total of 900,000 shares outstanding of which we owned 56.67%.

     We purchased a controlling interest in Paragon with a view of joining forces to develop and deploy the most advanced speech recognition solutions for corporate customers. Our relationship with Paragon will allow us to provide additional development, integration and support capabilities for ASR applications. Our acquisition of Paragon helps position us to become one of the premiere hosting facilities for complex ASR applications.

SALES AND MARKETING

     We have a proprietary sales force of five individuals targeting customers in specific industry sectors (e.g., telecommunications, speech technology voice portals, and managed computer services). Sales strategies include telemarketing, face-to-face meetings, presentations, and providing free demonstrations.

     In speech technology and managed services, the purpose is to leverage the existing sales forces of the partners in selling our services bundled with the partner's offering.

COMPETITION

     There are more than one hundred companies in the United States and Canada which have IVR capability, although in most instances, the IVR functionality is used to supplement live-agent call center services. We do not offer any live-agent services and wherever these services are required as a complement to our IVR services, we out-source the live-agent services to one of several call centers with which we have working relationships.

     The IVR industry is dominated by perhaps ten large corporations capable of handling extremely high volume applications which are usually associated with direct response television advertising. There are also dozens of smaller companies providing IVR service bureau services similar to our business strategy. In general, we are in competition with large call center competitors which also offer IVR services. We are pursuing business with large, national companies, including a majority of the large telephone companies in the United States and Canada, and, as a result, usually compete against much larger companies.

BUSINESS CONCENTRATION

     Most of our revenues to date have been generated by record and replay services. 78% and 68% of our revenue was generated by three and one customer(s) for the years ended July 31, 1999, and 1998, respectively. Our relationship with these customers is good and we expect to be providing additional services in the future to these customers beyond those currently being provided. All of our contracts are terminable upon notice by either party.

     Our major customers, based on revenue, during the fiscal years ended were:

        July 31, 1998                     AT&T TeleConferencing
        July 31, 1999                     AT&T TeleConferencing, Global Crossing

TRADEMARK AND COPYRIGHT ISSUES

     The Company develops all of its proprietary software in house and does not incorporate any third-party software other than off-the-shelf, commercially available software.

     We have applied for the following service marks:

        --  InvestorREACH(TM)
        --  MarketREACH(TM)
        --  TeleSurvey(TM)

GOVERNMENTAL REGULATION

     We are not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. We do not provide customer information to third parties and, therefore, do not anticipate any current or proposed legislation relating to online privacy to directly affect our activities to a material extent.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, it is uncertain what impact government regulation may have on telecommunication providers on which our business depends. Future government regulation may have an adverse affect on our cost of doing business.

EMPLOYEES

     We currently have 27 full-time employees and three part-time employees. Our success will depend in large part on our ability to attract and retain skilled and experienced employees. We believe that our relations with our employees is good. We do not currently have any key-man life insurance on any of our employees, directors, or executive officers.

     Other than our employment contract with Mr. Cameron, we have no written or oral contracts for employment with any of our employees, directors, or executive officers.

MANAGEMENT

NAME                           AGE        POSITION
----                           ---        --------
Donald E. Cameron              48         President and CEO; Director since 1993
Marc Goyette(1)(2)             43         Director since 1998
Robert Wilson(1)(2)            55         Director since 1994
David J. Webb                  38         Chief Operating Officer
William R. Adams               50         Chief Financial Officer/Secretary
Douglas Luke                   34         Vice President of Operations

(1) Member of the Audit Committee

(2) Member of the Compensation Committee


     Donald E. Cameron. Mr. Cameron founded and has served as President and CEO of Interactive Telesis since 1993. Prior to joining the Company, Mr. Cameron was a lawyer specializing in the area of corporate/securities law for a period of thirteen years and was partner in the law firm of Worrall, Scott, and Page, Vancouver, Canada. As CEO of the Company, Mr. Cameron oversees all areas of the Company's activities, including sales, marketing, technical development, operations, and administration.

     Marc Goyette. Since 1993 Mr. Goyette has been the Founder and President of ROI International, an executive recruiting firm. In 1988, Mr. Goyette joined Phoenix Network, a national long distance company, as its Chief Operating Officer and was later promoted to President. Prior to Phoenix Network, Mr. Goyette held positions as head of MIS Development for the electronics division of General Dynamics and Senior Financial Consultant for Merrill Lynch.

     Robert Wilson. Since 1992, Mr. Wilson has been an active Board member for several private and public companies in the United States and Canada, including Nanovation Technologies Inc., a private company in Miami involved in optical engineering; Stamford International Inc., an Ontario, Canada-based merchant banking firm traded on the OTC Toronto; and Amusement International Ltd., a Calgary company, traded on the ASE.

     David J. Webb. Mr. Webb joined the Company in November, 1995 and is currently Chief Operating Officer. His background includes an M.A. in mathematics and a B.S. in computer science. He worked as a software development team leader at IBM (1986-1987). He also taught at Penn State University (1987-1990). Mr. Webb held the position as Vice President of Information Systems for Phoenix Network (1990-1994), Mr. Webb has served as an independent consultant (1994-1995) to several communications firms based in California.

     William R. Adams. Mr. Adams joined the Company in June, 1998 and is currently Chief Financial Officer. His financial experience includes over fifteen years (1977 to 1993) at Hughes Electronics, where he was Group Finance Manager, and Delco Electronics (1995 to 1997), where he was a Senior Financial Specialist. Mr. Adams also served as Vice President and Controller of Cubic Applications (1997 to 1998), and CFO at DQDT, a start-up design engineering firm (1993 to 1995).

     Douglas T. Luke. Mr. Luke joined the Company in March 1999 and is currently Vice President of Operations. His background includes an MS in Computer Science and MCSE (Microsoft Certified Systems Engineer). He worked as a System Analyst for the US Government (1988-1992), a Telecom Manager for the US State Department (1992-1996), a consultant for Telos Information Systems (1996), a Manager IS Support for DataWorks Corp. (1996-1998) and a Principal Owner/Consultant for SkyLine Systems (1998-1999).

     Each Director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the bylaws of the Company. The Board of Directors has established an Audit Committee, consisting of Messrs. Goyette and Wilson, and a Compensation Committee, consisting of Messrs. Goyette and Wilson. The Audit Committee reviews the Company's independent auditors, the scope and timing of the audit services, and other services they are asked to perform, the Auditor's Report on the Company's financial statements following completion of the audit, and the Company's policies and procedures, with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation and benefits of employees of the Company.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

     The Company has the following arrangement by which non-employee directors are compensated:

        -- Cash - $6,000 per annum plus out of pocket expenses to attend meetings - paid quarterly.

        --  Stock Option

     We grant stock options to purchase 25,000 shares of the Company annually to each director of the Company under the 1996 Stock Option Plan, to a maximum of 150,000 shares. The options are granted immediately after the Annual General Meeting with a exercise price equal to the market price at the time of granting. The options vest at the end of the fiscal year they are granted.

     Previously the following directors were granted options to purchase securities as follows:

                                     NUMBER
                                    OF SHARES       EXERCISE PRICE
                                    ---------       --------------
             Marc Goyette             100,000          40 cents

             Marc Goyette*             25,000          35 cents

             Robert Wilson            100,000          40 cents

             Robert Wilson*            25,000          35 cents

     *These options vest annually over four years. Under the 1996 Stock Option Plan, all stock options terminate ninety (90) days after the optionee ceases to hold his or her position with the Company.

     The Company has granted stock options to directors to assist the Company in compensating, attracting, retaining, and motivating the directors of the Company and to closely align the personal interests of the directors with those of the shareholders.

BOARD OF DIRECTORS MEETINGS

     The Board of Directors had six meetings during the fiscal year ended July 31, 1999, which were attended by all directors.

                             EXECUTIVE COMPENSATION

     The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the last three fiscal years in respect of each of the individuals who were, as at July 31, 1999, the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively "the Named Executive Officers"), including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year. The Company has one Named Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                  ANNUAL COMPENSATION           AWARDS        PAYOUTS

                                                                                             RESTRICTED
NAME AND                                                                      SECURITIES      SHARES OR
PRINCIPAL          FINANCIAL     SALARY         BONUS        OTHER ANNUAL   UNDER OPTIONS    RESTRICTED
POSITION           YEAR-END      ($U.S.)         ($)         COMPENSATION     GRANTED (#)    SHARE UNITS
Donald Cameron       1997        $ 96,300           --           --             395,000           --
President/CEO
Donald Cameron       1998        $108,000           --           --               --              --
President/CEO
Donald Cameron       1999        $120,000     $ 36,250*          --               --              --
President/CEO

* Bonus to CEO/Director was used to pay off a loan due from CEO/Director of $21,000 plus the income taxes associated with such bonus.

     The Company's executive bonuses are determined by the Compensation Committee of the Board of Directors. Annual bonuses are determined by the Committee based on the executive's performance against the annual objectives and goals of the Company set by the Committee. A member of the Committee recuses himself from voting on his own bonus compensation amounts.

                             PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of May 31, 2000, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

                                                  NUMBER          PERCENTAGE
    NAME AND ADDRESS                             OF SHARES          OWNED
    -------------------------------------        ---------        ----------
    Donald E. Cameron(1)(2)                      1,479,544           4.59%
    Marc Goyette(1)(3)                             300,000            .97%
    Robert Wilson(1)(3)                            125,000            .40%
    David Webb(1)(4)                               250,000            .80%
    William R. Adams(1)(5)                          75,000            .24%
    Douglas T. Luke(1)(6)                          102,350            .33%
    All directors and officers as a group        2,331,894           7.10%

----------

(1)     Address is 535 Encinitas Blvd., Suite 116, Encinitas, CA 92024.

(2) Includes options granted to Mr. Cameron to purchase 965,000 shares of Common Stock at an exercise price of 40 cents per share for 395,000 shares and 35 cents per share for 570,000 shares and 407,401 warrants granted to Mr. Cameron pursuant to a 1996 private placement to purchase 407,401 shares of Common Stock at an exercise price of 40 cents per share.

(3) Includes options granted to Messrs. Goyette and Wilson to purchase 100,000 shares each of Common Stock at an exercise price of 40 cents per share, and 25,000 shares each of Common Stock at an exercise price of 35 cents per share.

(4) Includes options granted to Mr. Webb to purchase 250,000 shares of Common Stock at an exercise price of 40 cents per share for 100,000 shares and at 35 cents per share for 150,000 shares.

(5) Includes options granted to Mr. Adams to purchase 75,000 shares of Common Stock at an exercise price of 40 cents per share for 4,000 shares and at 35 cents per share for 71,000 shares.

(6) Includes options granted to Mr. Luke to purchase 75,000 shares of Common Stock at an exercise price of 35 cents per share.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     THE COMPANY HAS ONLY ONE CLASS OF STOCK. We are authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which, as of May 31, 2000, 30,811,938 shares were issued and outstanding and held of record by 781 stockholders. As of May 31, 2000, we had approximately 3,300 beneficial owners of our Common Stock.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. Approval of proposals submitted to shareholders at a duly held meeting, other than the election of directors, requires a vote of the shareholders holding a majority of the shares eligible to vote at the meeting who are present in person or by proxy. The foregoing notwithstanding, the Corporation's Articles of Incorporation provide that any amendment, alteration, change or repeal of any provision contained in the Articles of Incorporation require a vote of the shareholders owning at least 75% of the shares entitled to vote on the measure who are present in person or by proxy at the meeting. Also subject to Delaware law, the Corporation's Bylaws provide that any ordinary resolution passed by the vote of the shareholders holding 50% of the shares entitled to vote which are present in person or by proxy at a duly called meeting are required to (i) approve a contract where there are no disinterested directors; or (ii) approve a sale of all or substantially all the Corporation's assets; or (iii) to approve the dissolution, winding up or liquidation of the Corporation. The Corporation's Bylaws provide that the holders of 33-1/3% or more of the Corporation's outstanding stock entitled to vote at a meeting constitute a quorum at all shareholder meetings for the transaction of business, except as otherwise required by statute or the Articles of Incorporation.

     Stockholders are entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Our common stock has been traded on the OTC Bulletin Board Market under the symbol "TSIS" since October 1996. The following table shows the high and low closing sales prices per share of our common stock as reported for the OTC Bulletin Board Market for each quarter since the calendar quarter ending October 31, 1997.

          QUARTER ENDED                       HIGH             LOW
          -------------                       ----             ---
          October 31, 1997                  86 cents         62 cents

          January 31, 1998                  72 cents         30 cents

          April 30, 1998                    60 cents         41 cents

          July 31, 1998                     66 cents         48 cents

          October 31, 1998                  51 cents         25 cents

          January 31, 1999                  42 cents         25 cents

          April 30, 1999                    51 cents         27 cents

          July 31, 1999                     43 cents         36 cents

          October 31, 1999                  36 cents         31 cents

          January 31, 2000                   $3.69           29 cents

          April 30, 2000                     $5.06            $1.50

     The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

     On July 11, 2000, the last reported price of our common stock on the OTC Bulletin Board Market was $2.88 per share.

     We have never declared or paid any dividends on our common stock, and we do not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial condition and other relevant factors.

REPRICING AND ANTI-DILUTION RIGHTS

     On June 12, 2000, we issued 905,797 shares of common stock in a private placement for $2,500,000. Each purchaser also received one repricing right per each share purchased to receive additional shares of common stock if the selling stockholders resell their shares within a date up to 18 months after the effective date of the Registration Statement of which this prospectus is a part, at a price which is less than the average price, as defined, on the date of their resale. We may be required to issue additional shares of common stock to satisfy repricing rights as well as adjustments to the warrants issued pursuant to the June 12, 2000 agreement described above.

TRANSFER AGENT AND WARRANT AGENT

     The Registrar and transfer agent for our common stock and warrant agent for the public warrants is Pacific Corporate Trust, located in Vancouver, BC, Canada.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of June 30, 2000, relating to the selling stockholders. None of the selling stockholders has ever held any position or office with us or had any material relationship with us. The shares beneficially owned do not include shares issuable under repricing rights or anti-dilution provisions.

                                                                                     SHARES TO       SHARES
                                              SHARES BENEFICIALLY OWNED PRIOR TO      BE SOLD     BENEFICIALLY
                                                           OFFERING                   IN THE       OWNED AFTER
                                              ----------------------------------    OFFERING(2)  THE OFFERING(3)
                                                  NUMBER(1)          PERCENT        -----------  ---------------
      BH Capital Investments, L.P.                 520,834            1.64%          1,752,717        None
      Excalibur Limited Partnership                520,834            1.64%          1,752,717        None

(1) Includes all shares and shares issuable upon exercise of warrants which have been purchased through June 30, 2000 under our June 12, 2000 agreement with stockholders. These amounts do not include shares or warrants which may be purchased in subsequent closings as provided in that agreement or shares which may be issued upon exercise of the repricing rights.

(2) Includes shares to be issued or to become issuable to the selling stockholders assuming consummation of the second and third closings. Also includes shares underlying Reprising Rights.

(3)  Assumes the sale of all shares offered hereby.

                                LEGAL PROCEEDINGS

     We are a defendant in a lawsuit brought in the Superior Court of California in January, 1999, by Dieter Sauer, a former consultant, claiming that we wrongfully terminated him. He alleges special, general and punitive damages in excess of $400,000.

     Beginning in approximately March 1997 through August 1998, we authorized the repurchase of up to $2 million of our common stock through open market transactions for the intended purpose of reducing our outstanding stock. As described in Note 6 to our financial statements for the years ended July 31, 1999 and 1998, certain aspects of the stock repurchase program may not have been in strict compliance with regulatory requirements which could lead to certain liabilities, the nature and outcome of which are uncertain.

                              PLAN OF DISTRIBUTION

     This prospectus covers the proposed resale of up to an estimated 3,505,435 shares of our common stock by the selling stockholders. No shares will be sold by us. The selling stockholders may offer the shares at various times in one or more of the following transactions:

        --  on the OTC Bulletin Board;

        --  in transactions other than market transactions;

        -- if otherwise permitted, in connection with short sales of our shares;

        --  by pledge to secure debts or other obligations;

        -- if otherwise permitted, in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

        --  in a combination of any of the above.

     The selling stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they have acted as agents. Selling stockholders may be deemed to be underwriters with respect to the shares sold by them.

     During such time as they may be engaged in a distribution of the shares the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     It is possible that a significant number of shares may be sold and, accordingly, such sales or the possibility thereof may have a depressive effect on the market price of the common stock.

                                  LEGAL MATTERS

     Rushall & McGeever, APC, Carlsbad, California will pass upon the validity of the common stock.

                                     EXPERTS

     Our financial statements as of July 31, 1999 and 1998, and for the years then ended included in this prospectus have been included in reliance upon the report of Pannell Kerr Forster, Certified Public Accounts, A Professional Corporation, given upon the authority of that firm as experts in accounting and auditing.

     The financial statements of Paragon Voice Systems as of May 31, 1998 and 1999, and for the years then ended included in this prospectus have been included in reliance upon the report of Pannell Kerr Forster, Certified Public Accounts, A Professional Corporation, given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is traded on the OTC Bulletin Board market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W.,Washington, D.C. 20006. We have filed a registration statement on

Form SB-2 with the SEC under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of that registration statement, does not contain all of the information set forth in the registration statement, certain portions of which have been omitted in accordance with the SEC's rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Audited financial statements Interactive Telesis as of July
31, 1999 and 1998 .........................................      F-2

Audited financial statements Paragon as of May 31, 1998 and
1999 ......................................................      F-18

Unaudited financial statements for three and nine months
ended April 30, 2000 and 1999 .............................      F-33

                          AUDITED FINANCIAL STATEMENTS
                              INTERACTIVE TELESIS
                          AS OF JULY 31, 1999 AND 1998

                                [PKF LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Interactive Telesis, Inc.
Encinitas, California

We have audited the balance sheets of Interactive Telesis, Inc. (the "Company") as of July 31, 1999 and 1998, and the statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Telesis, Inc. as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ PANNELL KERR FORSTER
                                            -----------------------------------
San Diego, California                       PANNELL KERR FORSTER
September 17, 1999                          Certified Public Accountants
                                            A Professional Corporation

                            INTERACTIVE TELESIS, INC.
                                 BALANCE SHEETS
                             July 31, 1999 and 1998

                                     ASSETS

                                                                            1999              1998
                                                                         -----------       -----------
Current assets:
      Cash                                                               $   490,152       $   406,090
      Accounts receivable, net of allowance for doubtful
         accounts of $0 and $0 at July 31, 1999 and 1998,
         respectively                                                        682,815           431,422
      Deposits                                                                 7,730             8,205
      Amount due from director                                                    --            21,000
                                                                         -----------       -----------
      Total current assets                                                 1,180,697           866,717
                                                                         -----------       -----------
Property and equipment, net                                                  762,508           293,770
                                                                         -----------       -----------
      Total assets                                                       $ 1,943,205       $ 1,160,487
                                                                         ===========       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                           $   111,469       $    49,615
      Deferred revenue                                                            --            12,500
      Current portion of capital lease obligations                           205,044            24,000
                                                                         -----------       -----------
      Total current liabilities                                              316,513            86,115
                                                                         -----------       -----------
Capital lease obligations, net of current portion                            292,229            75,791
                                                                         -----------       -----------
      Total liabilities                                                      608,742           161,906
                                                                         -----------       -----------

Commitments and contingencies (Note 5)

Shareholders' equity:
      Common stock, $.001 par value, 50,000,000 shares
         authorized; 30,599,888 and 29,914,140 shares issued
         at July 31, 1999 and 1998, respectively; 30,599,888 and
         28,751,945 shares outstanding at July 31, 1999 and
         1998, respectively                                                   30,600            29,914
      Additional paid in capital                                           9,639,691        10,048,457
      Accumulated deficit                                                 (8,335,828)       (8,657,568)
      Treasury stock, at cost, 0 and 1,162,195 shares
         at July 31, 1999 and 1998, respectively                                  --          (422,222)
                                                                         -----------       -----------
      Total shareholders' equity                                           1,334,463           998,581
                                                                         -----------       -----------
      Total liabilities and shareholders' equity                         $ 1,943,205       $ 1,160,487
                                                                         ===========       ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF OPERATIONS
                   For the years ended July 31, 1999 and 1998

                                                                    1999             1998
                                                                -----------      -----------
Revenues                                                        $ 3,022,290      $ 1,102,241

Costs and expenses:
      Cost of revenues                                              221,506           98,055
      Salaries and wages                                          1,184,523          822,035
      General and administrative                                    742,801          627,831
      Sales and marketing                                           266,626          141,432
      Depreciation and amortization                                 177,067           64,615
                                                                -----------      -----------
      Total costs and expenses                                    2,592,523        1,753,968
                                                                -----------      -----------

Operating income (loss)                                             429,767         (651,727)

Other expenses:
      Interest expense                                               28,027           25,690
      Litigation contingency                                         80,000               --
                                                                -----------      -----------
      Total other expenses                                          108,027           25,690
                                                                -----------      -----------

Income (loss) before income taxes                                   321,740         (677,417)
Provision for income taxes                                               --               --
                                                                -----------      -----------
Net income (loss)                                               $   321,740      $  (677,417)
                                                                ===========      ===========
Basic net income (loss) per share                               $      0.01      $     (0.03)
                                                                ===========      ===========
Shares used to compute basic net income (loss) per share         30,365,097       22,973,001
                                                                ===========      ===========
Diluted net income (loss) per share                             $      0.01      $     (0.03)
                                                                ===========      ===========
Shares used to compute diluted net income (loss) per share       31,160,123       22,973,001
                                                                ===========      ===========


    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the years ended July 31, 1999 and 1998

                                                Common Stock                  Treasury Stock
                                         ------------------------       ----------------------------
                                           Shares         Amount          Shares           Amount
                                         ----------       -------       ----------       -----------
Balance, July 31, 1997                   16,658,610       $16,659        1,212,220       $(1,185,462)

   Issue of common stock for cash,
     net of issuance costs               14,352,204        14,352               --                --

   Issue of common stock to
     directors and employees                850,602           850               --                --

   Issue of stock options to
     directors and employees                     --            --               --                --

   Purchase of treasury stock                    --            --        1,897,251        (3,138,169)

   Retirement of treasury stock          (1,947,276)       (1,947)      (1,947,276)        3,901,409

   Net loss                                      --            --               --                --
                                         ----------       -------       ----------       -----------

Balance, July 31, 1998,
   as restated (See Note 9)              29,914,140        29,914        1,162,195          (422,222)

   Reissue of treasury stock                     --            --         (845,668)          421,906

   Retirement of treasury stock            (316,527)         (316)        (316,527)              316

   Issue of common stock for cash,
     net of issuance costs                1,002,275         1,002               --                --

   Issue of stock options to
     directors and employees                     --            --               --                --

   Net income                                    --            --               --                --
                                         ----------       -------       ----------       -----------
Balance, July 31, 1999                   30,599,888       $30,600               --       $        --
                                         ==========       =======       ==========       ===========

                                        Additional                         Total
                                          Paid In       Accumulated    Shareholders'
                                          Capital         Deficit     Equity (Deficit)
                                        -----------     -----------   ----------------
Balance, July 31, 1997                  $ 6,307,636     $(5,344,472)    $  (205,639)

   Issue of common stock for cash,
     net of issuance costs                4,572,315              --       4,586,667

   Issue of common stock to
     directors and employees                398,350              --         399,200

   Issue of stock options to
     directors and employees                 33,939              --          33,939

   Purchase of treasury stock                    --              --      (3,138,169)

   Retirement of treasury stock          (1,263,783)     (2,635,679)             --

   Net loss                                      --        (677,417)       (677,417)
                                        -----------     -----------     -----------

Balance, July 31, 1998,
   as restated (See Note 9)              10,048,457      (8,657,568)        998,581

   Reissue of treasury stock               (630,847)             --        (208,941)

   Retirement of treasury stock                  --              --              --

   Issue of common stock for cash,
     net of issuance costs                  214,414              --         215,416

   Issue of stock options to
     directors and employees                  7,667              --           7,667

   Net income                                    --         321,740         321,740
                                        -----------     -----------     -----------
Balance, July 31, 1999                  $ 9,639,691     $(8,335,828)    $ 1,334,463
                                        ===========     ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF CASH FLOWS
                   For the years ended July 31, 1999 and 1998

                                                                          1999               1998
                                                                       ---------        -----------
Cash flows from operating activities:
      Net income (loss)                                                $ 321,740        $  (677,417)
      Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
            Bad debts                                                     11,573                 --
            Depreciation and amortization                                177,067             64,615
            Interest on capital leases and long-term debt                 28,027             25,690
            Amount due from director forgiven                             21,000                 --
            Issuance of common stock and stock options
               to directors and employees                                  7,667            433,139
            Litigation contingency                                        80,000                 --
      Changes in operating assets and liabilities:
            Increase in accounts receivable                             (262,966)          (385,359)
            Decrease in prepaid expenses and deposits                        475              1,022
            Decrease in stock subscription receivable                         --             78,200
            Decrease in accounts payable and accrued liabilities         (18,146)           (84,032)
            (Decrease) increase in deferred revenue                      (12,500)               437
                                                                       ---------        -----------
      Net cash flows provided by (used in) operating activities          353,937           (543,705)
                                                                       ---------        -----------
Cash flows from investing activities:
      Purchase of property and equipment                                 (91,240)          (104,955)
                                                                       ---------        -----------
      Net cash flows used in investing activities                        (91,240)          (104,955)
                                                                       ---------        -----------
Cash flows from financing activities:
      Proceeds on issuance of common stock                               215,416          4,586,667
      Repayments on long-term debt                                            --            (66,463)
      Repayments on capital leases                                      (185,110)          (127,748)
      Purchase of treasury stock and related costs                      (208,941)        (3,138,169)
      Decrease in stock subscriptions                                         --           (735,384)
                                                                       ---------        -----------
      Net cash flows (used in) provided by financing activities         (178,635)           518,903
                                                                       ---------        -----------
Net increase (decrease) in cash                                           84,062           (129,757)
Cash at beginning of year                                                406,090            535,847
                                                                       ---------        -----------
Cash at end of year                                                    $ 490,152        $   406,090
                                                                       =========        ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
                   For the years ended July 31, 1999 and 1998

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                               1999             1998
                                                                             --------       ----------
Cash paid during the period for:
      Interest                                                               $ 28,027       $   25,690
                                                                             ========       ==========
      Income taxes                                                           $     --       $       --
                                                                             ========       ==========

Supplemental disclosure of noncash investing and financing activities:

      Treasury stock transactions                                            $209,787       $2,635,679
                                                                             ========       ==========
      Purchase of property and equipment on capital lease                    $554,565       $  156,790
                                                                             ========       ==========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Interactive Telesis, Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada, on June 19, 1987, and on September 23, 1996, the Company's jurisdiction of incorporation was changed to the state of Delaware. It is in the business of developing and marketing customized interactive voice response services to customers primarily located in the United States.

Financial Instruments

The carrying amounts reported in the balance sheets for cash, accounts receivable, prepaid expenses and deposits, amount due from director, accounts payable and accrued liabilities, and deferred revenue approximate fair value due to the immediate short-term maturity of these financial instruments.

The fair value of the Company's capital lease obligations approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on a declining balance basis over the estimated useful lives of the depreciable assets which range from three years for computer and related equipment to five years for office furniture and fixtures, and motor vehicles.

Treasury Stock

The Company's repurchases of shares of common stock are recorded as treasury stock, at cost, and result in a reduction of shareholders' equity. When treasury shares are retired, the Company uses a first-in, first-out method and the excess of repurchase cost over additional paid in capital is treated as an increase in accumulated deficit. When treasury shares are reissued, the Company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of additional paid in capital.

Revenue Recognition

Revenues are generated by the Company's interactive voice response services. Revenue is recognized when these services are provided by the Company.

Cost of Revenues

Cost of revenues represent the direct telecommunication costs incurred by the Company to provide its interactive voice response services.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration Risk

A majority of the Company's revenues are generated by record and replay services. If the demand for this service decreased or if the Company's ability to continue to provide this service was impaired, the Company's revenue source would be impacted.

78% and 68% of the Company's revenue was generated by three and one customer(s) for the years ended July 31, 1999 and 1998, respectively.

The Company maintains its primary checking and savings accounts at one financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At July 31, 1999 and 1998, the Company's uninsured cash balances totaled $390,152 and $306,090, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Stock Based Compensation

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant.

The Company has adopted the disclosure provisions of SFAS No. 123 effective August 1, 1997. The Company has opted to follow the accounting provisions of APB No. 25 for stock- based compensation and to furnish the pro forma disclosures required under SFAS No. 123 (See Note 6).

Long-Lived Assets

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 effective August 1, 1997.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) Per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings per share and diluted earnings per share. The Company has adopted the provisions of SFAS No. 128 effective August 1, 1997.

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net income (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the year ended July 31, 1999, outstanding options and warrants to purchase 838,901 common shares were included in the weighted average share computation. During the year ended July 31, 1998, outstanding options and warrants to purchase 1,000,651 common shares were anti-dilutive and have been excluded from the weighted average share computation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company reviews the ageing of its accounts receivable on a periodic basis and records on allowance for doubtful accounts based on an estimate of those accounts receivable which eventually will become uncollectible.

NOTE 2 - RELATED PARTY TRANSACTIONS

Amount due from director

Amount due from director consists of the following as of July 31, 1999 and 1998:

                                                                      1999     1998
                                                                      ----    -------
Unsecured loan to the CEO, bearing interest at 8%,
for legal costs related to a legal action resulting from
his position as a director and officer of the Company.
In July 1999, the loan was forgiven via a bonus to the
CEO for achieving certain revenue targets for the
Company.                                                              $--     $21,000
                                                                      ====    =======

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of July 31, 1999 and 1998:

                                                                         1999         1998
                                                                      ----------    ---------
Computer and related equipment                                        $  933,799    $ 357,730
Office furniture and fixtures                                             64,198       36,534
Motor vehicle                                                             42,072            -
                                                                      ----------    ---------
                                                                       1,040,069      394,264

Less: Accumulated depreciation                                          (277,561)    (100,494)
                                                                      ----------    ---------

Net property and equipment                                            $  762,508    $ 293,770
                                                                      ==========    =========

NOTE 4 - CAPITAL LEASE OBLIGATIONS

Capital lease obligations consist of the following as of July 31, 1999 and 1998:

                                                               1999         1998
                                                             ---------    --------
Capital lease obligations, bearing interest at rates
of up to 28%, with interest and principal payable in
monthly installments of approximately $21,400. The
capital lease obligations are secured by the computer
and related equipment, and by personal guarantees of
the CEO. The capital lease obligations are due at
various dates between July 2000 and June 2003.               $ 497,273    $ 99,791

Less: Current portion                                         (205,044)    (24,000)
                                                             ---------    --------

Capital lease obligation, long-term                          $ 292,229    $ 75,791
                                                             =========    ========


Aggregate maturities of capital lease obligations as of July 31, 1999, are as follows:

         Year Ended July 31,                                   Amount
         -------------------                                 ---------
            2000                                             $ 257,171
            2001                                               228,465
            2002                                               102,906
            2003                                                13,299
                                                             ---------
            Total minimum lease payments                       601,841

            Less: Amount representing interest                (104,568)
                                                             ---------
                                                             $ 497,273
                                                             =========

Capitalized leases included in property and equipment amounted to approximately $712,000 and $157,000 before accumulated amortization of $165,000 and $45,000 as of July 31, 1999 and 1998, respectively. Included in depreciation and amortization expense is amortization of capital lease assets in the amounts of approximately $120,000 and $34,000 for the years ended July 31, 1999 and 1998, respectively.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 5 - COMMITMENTS AND CONTINGENCIES

        Leases

        The Company leases its facilities under a non-cancelable operating leases that expire at various dates through July 2002. Minimum future obligations under these leases as of July 31, 1999, are as follows:

         Year ended July 31,                                    Amount
         -------------------                                  --------
               2000                                           $129,147
               2001                                            104,202
               2002                                             13,732
                                                              --------
         Total minimum lease payments                         $247,081
                                                              ========

Rent expense under the non-cancelable operating leases was $103,185 and $62,589 for the years ended July 31, 1999 and 1998.

Litigation

The Company is a defendant in a lawsuit brought by an individual claiming that the Company wrongfully terminated the plaintiff. The plaintiff alleges special, general and punitive damages in excess of $400,000. At the present stage of litigation, the probability that the Company will be required to pay damages cannot be determined and therefore an estimate of the amount of loss cannot be made. Accordingly, no contingent liability has been provided for in the accompanying financial statements.

The Company is a defendant in a lawsuit brought by an individual claiming that the Company and other defendants made misrepresentations in the sale of shares of the Company's common stock. The plaintiff alleges special, general and punitive damages in excess of $1,000,000. Although the case has been vigorously defended, it is probable that the Company will be required to pay damages. The Company's best estimate of the amount of the probable loss is $80,000 and accordingly, a provision of $80,000 has been provided for in the accompanying financial statements.

Other

No contingent liability has been provided for in the accompanying financial statements that relates to the Company's 1997 stock repurchase program, as discussed in Note 6, as an estimate of the amount of loss cannot be made.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 6 - SHAREHOLDERS' EQUITY

Stock repurchase program

In 1997, the Company authorized the repurchase of up to $2,000,000 worth of its shares through open market transactions with the intention of retiring this stock. For the years ended July 31, 1999 and 1998, the Company paid $208,941 and $3,138,169 to five brokerage accounts of the Company and certain shareholders (the "Brokerage Accounts") and purchased and resold shares at values varying between $0.30 and $1.06. As of July 31, 1999, the Company did not hold any treasury stock and had settled all the Brokerage Accounts. Certain aspects of the stock repurchase program may not have been in strict compliance with regulatory requirements, which could lead to certain liabilities, the nature and outcome of which are uncertain (see Note 5 -- other).

Stock purchase warrants

In January 1997, the Company issued 407,401 share purchase warrants to the CEO in connection with the settlement of a debt. The warrants entitle the director to purchase 407,401 shares of common stock at $.40 per share, and expire in November 2001. None of the warrants had been exercised as of July 31, 1999.

In January 1997, the Company issued 675,000 share purchase warrants to a corporation in connection with the issue of shares of common stock. The warrants entitled the corporation to purchase 337,500 shares of common stock at $.20 per share, and expired unexercised in January 1999.

Stock option plans

In October 1996, the Company adopted a non-qualified stock option plan (the "Plan") under which options to purchase up to 1,485,000 shares of common stock may be granted to directors, officers or employees of the Company, as well as to consultants and other service providers of the Company. The Plan provides for grants of options with a term of up to 10 years.

Pursuant to the Plan, the Company granted options to purchase 132,000 and 205,000 shares of common stock for the years ended July 31, 1999 and 1998, respectively.

The Company has elected to account for grants under its Plan following APB No. 25 and related interpretations. Accordingly, compensation costs of $7,667 and $33,939 have been recognized for options granted during the years ended July 31, 1999 and 1998, respectively. Under SFAS No.123, the fair value of each option granted during the years ended July 31, 1999 and 1998, was estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options, with an average risk free interest rate of between 4.9% and 6.7%, price volatility of between .53 and 1, and no dividends.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 6 - SHAREHOLDERS' EQUITY (Continued)

Stock option plans (Continued)

Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No.123, reported net income (loss) and net income
(loss) per share would have been as follows:

                                        July 31, 1999      July 31, 1998
                                        -------------      -------------
Net income (loss):
   As reported                             $321,740          $(677,417)
   Pro forma                               $261,659          $(779,733)

Basic net income (loss) per share:
   As reported                             $   0.01          $   (0.03)
   Pro forma                               $   0.01          $   (0.03)

Diluted net income (loss) per share:
   As reported                             $   0.01          $   (0.03)
   Pro forma                               $   0.01          $   (0.03)


A summary of the activity of the stock options for the years ended July 31, 1999 and 1998 are as follows:

                                                      Year ended                      Year ended
                                                    July 31, 1999                   July 31, 1998
                                                ------------------------      -------------------------
                                                                Weighted                       Weighted
                                                                Average                        Average
                                                                Exercise                       Exercise
                                                Shares           Price         Shares            Price
                                                -------         --------      ---------        --------
Outstanding at beginning of period              808,000         $   0.38        715,000         $  0.40
Granted                                         132,000             0.40        205,000            0.33
Forfeited                                            --               --       (112,000)           0.40
Expired                                              --               --             --              --
                                                -------         --------      ---------         -------
Outstanding at end of period                    940,000         $   0.38        808,000         $  0.38
                                                =======         ========      =========         =======
Exercisable at end of period                    431,500         $   0.36        255,750         $  0.34
                                                =======         ========      =========         =======
Weighted-average fair value
   of options granted during the period                                       $    0.32         $  0.39
                                                                              =========         =======
Weighted-average remaining contractual
   life of options outstanding at end
   of period                                                     7 years                        7 years
                                                                ========                        =======

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of July 31:

                                                     1999               1998
                                                  ---------          ---------
Deferred tax assets:
   Net operating loss carryforwards               $ 866,000          $ 900,000
   Other                                             35,000                 --
                                                  ---------          ---------
   Gross deferred tax assets                        901,000            900,000
   Less: Valuation allowance                       (614,000)          (742,000)
                                                  ---------          ---------
   Net deferred tax assets                          287,000            158,000
Deferred tax liabilities:
   Property and equipment                           (28,000)           (11,000)
   Cash basis accounting for tax purposes          (259,000)          (147,000)
                                                  ---------          ---------
                                                  $      --          $      --
                                                  =========          =========

Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $128,000 from 1998 and increased by $221,000 from 1997.

As of July 31, 1999, the Company has net operating loss carryforwards for both federal and state income tax purposes. Federal and state net operating loss carryforwards totaling approximately $2,255,000 and $1,703,000, respectively, as of July 31, 1999, begin to expire in 2011. Under federal and state laws, the availability of operating loss carryforwards are limited in the event of a cumulative change in the Company's ownership resulting in a change in control. The Company has not performed an analysis to determine if such a change has taken place, however, management does not believe such a change has taken place.

A reconciliation of the effective tax rates with the federal statutory rate is as follows as of July 31:

                                                              1999              1998
                                                           ---------          ---------
Income tax expense (benefit) at 35% statutory rate         $ 113,000          $(237,000)
Change in valuation allowance                               (128,000)           221,000
Nondeductible expenses                                            --             14,000
State income taxes, net                                       19,000            (39,000)
Other                                                         (4,000)            41,000
                                                           ---------          ---------
                                                           $      --          $      --
                                                           =========          =========

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 8 - PROPOSED SALE OF PRODUCT SERVICE LINE

On June 25, 1999, the Company's Board of Directors authorized management to negotiate the sale of the InvestorReach service ("InvestorReach"). Revenues and net income (loss) from InvestorReach were $537,028 and $145,973 for the year ended July 31, 1999, and $272,833 and $(16,781) for the year ended July 31, 1998, respectively. InvestorReach does not have any separately identifiable assets and liabilities. Management is currently negotiating the sale of InvestorReach.

NOTE 9 - RESTATEMENT AND RECLASSIFICATION

The July 31, 1998 financial statements were previously issued under Canadian Generally Accepted Accounting Principles. As a result, no compensation expense was recognized for the issue of stock options to directors and employees, and the cost of treasury stock was allocated between common stock par value and additional paid in capital. Accordingly, the additional paid in capital and net loss as of and for the year ended July 31, 1998, have been restated to account for the issue of such stock options in accordance with APB No. 25, and the cost of treasury stock has been reclassified from common stock par value and additional paid in capital to treasury stock, at cost.

As a result of the above, $33,939 has been recognized as compensation expense for the year ended July 31, 1998, increasing the net loss from $(643,478) as previously reported, to $(677,417). Also, $(1,162) and $(421,060) have been reclassified from common stock par value and additional paid-in capital, respectively, to treasury stock, at cost, as of July 31, 1998, to properly reflect treasury stock, with no effect on total shareholders' equity.

                          AUDITED FINANCIAL STATEMENTS
                                    PARAGON
                          AS OF MAY 31, 1998 AND 1999

                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders
Paragon Voice Systems
San Diego, California


We have audited the balance sheets of Paragon Voice Systems (the "Company") as of May 31, 1998 and 1999, and the related statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Voice Systems as of May 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


San Diego, California                               PANNELL KERR FORSTER
January 24, 2000                                    Certified Public Accountants
                                                    A Professional Corporation

                              PARAGON VOICE SYSTEMS
                                 BALANCE SHEETS
                              May 31, 1998 and 1999
                        and November 30, 1999 (Unaudited)

                                     ASSETS

                                                                                      November 30,
                                                     May 31, 1998    May 31, 1999        1999
                                                     ------------    ------------     ------------
                                                                                       (Unaudited)
Current assets:
  Cash                                                 $   1,396       $  41,098       $   5,831
  Accounts receivable                                     37,095          17,442          23,799
  Inventory                                                1,401           8,808               -
  Note receivable from officer                            16,500               -               -
                                                       ---------       ---------       ---------

      Total current assets                                56,392          67,348          29,630

Property and equipment, net                               20,212          26,164          25,342
                                                       ---------       ---------       ---------

      Total assets                                     $  76,604       $  93,512       $  54,972
                                                       =========       =========       =========

                     LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
  Accounts payable                                     $  85,940       $ 134,938       $ 154,195
  Notes payable to officer and related parties            97,943         163,943         157,400
  Due to shareholder                                      16,565             540           2,218
                                                       ---------       ---------       ---------

      Total current liabilities                          200,448         299,421         313,813
                                                       ---------       ---------       ---------
Commitments (Note 4)

Shareholders' deficit:
  Common stock, no par value, 2,000,000
     shares authorized; 358,700 issued and
     outstanding at May 31, 1998 and 1999,
     and November 30, 1999 (unaudited),
     respectively                                          1,000           1,000           1,000
  Accumulated deficit                                   (124,844)       (206,909)       (259,841)
                                                       ---------       ---------       ---------

      Total shareholders' deficit                       (123,844)       (205,909)       (258,841)
                                                       ---------       ---------       ---------

      Total liabilities and shareholders' deficit      $  76,604       $  93,512       $  54,972
                                                       =========       =========       =========

    The accompanying notes are an integral part of the financial statements.

                              PARAGON VOICE SYSTEMS
                            STATEMENTS OF OPERATIONS
              For the years ended May 31, 1998 and 1999 and for the
             six months ended November 30, 1998 and 1999 (Unaudited)


                                                                                  Six Months Ended
                                                 Years Ended May 31,                 November 30,
                                                1998            1999            1998            1999
                                              ---------       ---------       ---------       ---------
                                                                             (Unaudited)      (Unaudited)
Revenues                                      $ 248,871       $ 413,898       $ 199,828       $ 105,885

Costs and expenses:
     Cost of revenues                            97,267         183,156          99,232          36,233
     Salaries and wages                         102,366         194,361          91,562          59,666
     General and administrative                  60,289          93,733          44,419          48,494
     Sales and marketing                          4,054           3,987           1,197           2,211
     Depreciation                                13,848          10,785           6,924           7,642
                                              ---------       ---------       ---------       ---------

     Total costs and expenses                   277,824         486,022         243,334         154,246
                                              ---------       ---------       ---------       ---------

Operating loss                                  (28,953)        (72,124)        (43,506)        (48,361)

Other expenses:
     Interest expense                             5,846           9,941           2,523           4,571
                                              ---------       ---------       ---------       ---------

     Total other expenses                         5,846           9,941           2,523           4,571
                                              ---------       ---------       ---------       ---------

Loss before income taxes                        (34,799)        (82,065)        (46,029)        (52,932)

Income taxes                                          -               -               -               -

Net loss                                      $ (34,799)      $ (82,065)      $ (46,029)      $ (52,932)
                                              =========       =========       =========       =========


Basic and diluted net loss per share          $    (.10)      $    (.23)      $    (.13)      $    (.15)
                                              =========       =========       =========       =========

Shares used to compute basic and diluted
     net loss per share                         358,700         358,700         358,700         358,700
                                              =========       =========       =========       =========

    The accompanying notes are an integral part of the financial statements.

                              PARAGON VOICE SYSTEMS
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                  For the years ended May 31, 1998 and 1999 and
             for the six months ended November 30, 1999 (Unaudited)


                                                                                        Total
                                              Common Stock           Accumulated     Shareholders'
                                          Shares         Amount         Deficit        (Deficit)
                                         ---------      ---------      ---------       ---------
Balance, May 31, 1997                      358,700      $   1,000      $ (90,045)      $ (89,045)

  Net loss                                       -              -        (34,799)        (34,799)
                                         ---------      ---------      ---------       ---------

Balance, May 31, 1998                      358,700          1,000       (124,844)       (123,844)

  Net loss                                       -              -        (82,065)        (82,065)
                                         ---------      ---------      ---------       ---------

Balance, May 31, 1999                      358,700          1,000       (206,909)       (205,909)

Unaudited information:

  Net loss for the six months ended
     November 30, 1999 (unaudited)               -              -        (52,932)        (52,932)
                                         ---------      ---------      ---------       ---------

Balance , November 30, 1999
     (unaudited)                           358,700      $   1,000      $(259,841)      $(258,841)
                                         =========      =========      =========       =========


    The accompanying notes are an integral part of the financial statements.

                              PARAGON VOICE SYSTEMS
                            STATEMENTS OF CASH FLOWS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


                                                                                       Six Months Ended
                                                        Years Ended May 31,               November 30,
                                                        1998           1999           1998           1999
                                                      --------       --------       --------       --------
                                                                                  (Unaudited)     (Unaudited)
Cash flows from operating activities:
  Net loss                                              $(34,799)      $(82,065)      $(46,029)      $(52,932)
  Adjustments to reconcile net loss to
  net cash used in operating activities:
    Bad debts                                                  -          2,852              -              -
    Depreciation                                          13,848         10,785          6,924          7,642
    Changes in operating assets and liabilities:
       (Increase) decrease in accounts
          receivable                                     (21,031)        16,801        (28,298)        (6,357)
       (Increase) decrease in inventory                   (1,401)        (7,407)        (5,242)         8,808
       Increase in accounts payable                       23,187         48,998         28,469         19,257
       (Decrease) increase in due to
          shareholder                                     16,565        (16,025)             -          1,678
                                                        --------       --------       --------       --------
  Net cash flows used in operating activities             (3,631)       (26,061)       (44,176)       (21,904)
                                                        --------       --------       --------       --------
Cash flows from investing activities:
  Repayments on notes receivable                          36,000         16,500         16,500              -
  Borrowings on notes receivable                         (45,045)             -              -              -
  Purchase of property and equipment                      (7,210)       (16,737)        (6,885)        (6,820)
                                                        --------       --------       --------       --------
  Net cash flows (used in) provided by
     investing activities                                (16,255)          (237)         9,615         (6,820)
                                                        --------       --------       --------       --------
Cash flows from financing activities:
  Decrease in bank overdraft                              (1,085)             -              -              -
  Borrowings on notes payable                             22,325         70,000         55,000              -
  Repayments on notes payable                                  -         (4,000)             -         (6,543)
                                                        --------       --------       --------       --------
  Net cash flows provided by (used in)
    financing activities                                  21,240         66,000         55,000         (6,543)
                                                        --------       --------       --------       --------
Net increase (decrease) in cash                            1,354         39,702         20,439        (35,267)
Cash at beginning of period                                   42          1,396          1,396         41,098
                                                        --------       --------       --------       --------
Cash at end of period                                      1,396         41,098         21,835          5,831
                                                        ========       ========       ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:
  Interest                                              $  5,846       $  9,941       $  2,523       $  4,571
                                                        ========       ========       ========       ========
  Income taxes                                                $-             $-             $-             $-
                                                        ========       ========       ========       ========

    The accompanying notes are an integral part of the financial statements.

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization and Business

     Paragon Voice Systems (the "Company") was incorporated in the state of California in June 1991. The Company is in the business of developing and installing computer telephony solutions incorporating automated speech recognition to customers primarily located in the United States. The Company's installation of its computer telephony applications can either be on customer's existing computer equipment or on computer equipment bought from the Company.

     Subsequent to year end, in December 1999, the Company amended and restated its articles of incorporation to increase the number of authorized shares of common stock from 100 to 2,000,000, and effected a 3,587-for-1 split of its issued and outstanding common stock (the "restatement"). Share and per share amounts have been disclosed in the accompanying financial statements as if the restatement took place on May 31, 1997.

     Subsequent to year end, in December 1999, the Company issued 510,000 shares of its common stock for an aggregate purchase price of $1,200,000, payable in four equal installments of $300,000 on each of: the date of the agreement; April 1, 2000; July 1, 2000; and October 1, 2000. As a result of this transaction, the Company became a 56.67% owned subsidiary of Interactive Telesis, Inc. (the "Parent").

     Fiscal Year

     The Company's year-end for financial reporting purposes is May 31.

     Financial Instruments

     The carrying amounts reported in the balance sheets for cash, accounts receivable, note receivable, accounts payable and due to shareholder, approximate fair value due to the immediate short-term maturity of these financial instruments.

     The fair value of the Company's notes payable approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

     Inventory

     The Company's inventory consists of computer equipment for sale to customers as part of the installation of its computer telephony solutions. Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation is calculated on the declining balance basis and straight line basis over the estimated useful lives of the depreciable assets which range from three to five years.

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Revenue Recognition

     Revenues are generated by the Company's installation of its computer telephony solutions, which can include the sale of computer equipment to customers. Revenue is recognized when these services are provided by the Company, or when title transfers on the sale of computer equipment.

     Concentration Risk

     A majority of the Company's revenues are generated by the installation of its computer telephone solutions. If the demand for this service decreased or if the Company's ability to continue to provide this service was impaired, the Company's revenue source would be impacted.

     Revenues from 2 and 3 major customers were approximately 30% and 50% of total revenues for the years ended May 31, 1998 and 1999, respectively.

     The Company is dependent on a small number of licensors for its advanced speech recognition software. If any of these licensors were unable to continue to provide this advanced speech recognition software, the Company's revenue generating ability would be severely impacted.

     Stock Based Compensation

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

     Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant.

     The Company has adopted the disclosure provisions of SFAS No. 123 effective June 1, 1997. The Company has opted to follow the accounting provisions of APB No. 25 for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123. (See Note 6).

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Net Income (Loss) Per Share

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings per share and diluted earnings per share. The Company has adopted the provisions of SFAS No. 128 effective June 1, 1997.

     Basic net (loss) per share excludes dilution and is computed by dividing net (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company provides for an allowance for doubtful accounts based on the payment history of its accounts receivable. The Company reviews the ageing of its accounts receivable on a periodic basis and writes off as bad debts those accounts receivable which it estimates are doubtful of collection.

     Interim Financial Statements

     The accompanying balance sheet as of November 30, 1999 and the statements of operations and cash flows for the six month periods ended November 30, 1998 and 1999, respectively, have not been audited. However, these financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the accompanying financial statements reflect all material adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results which will be reported for the entire year.

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 2 - RELATED PARTY TRANSACTIONS

     Note Receivable

                                                             1998           1999
                                                           -------        -------
Unsecured loan to the CEO of the Company. The loan
is non-interest bearing and due on demand                   $ 16,500            $-
                                                            ========      ========

Notes Payable

                                                              1998            1999
                                                            --------        --------
Unsecured loan from the CEO of the Company, bearing
interest at 6% per annum and payable on demand              $ 24,325        $ 90,325

Unsecured loan from a corporation controlled by a
relative of the CEO (the "related corporation"),
bearing interest at 8% per annum and 7.25% per annum
for the years ended May 31,1998 and 1999,
respectively. The loan is payable on demand                   58,618          58,618

Unsecured loan from a trust controlled by a relative
of the CEO (the "related trust"), bearing interest
at 9.5% for the years ended May 31,1998 and 1999,
respectively. The loan is payable on demand                   15,000          15,000
                                                            --------        --------

                                                            $ 97,943        $163,943
                                                            ========        ========

Subsequent to year end, the Company issued shares of common stock in exchange for the cancellation and full satisfaction of the unsecured loan to the related corporation (See Note 6).

Due to Shareholder

Due to shareholder consists of advances to the Company which are non interest bearing and due on demand. As of May 31, 1998 and 1999, the amounts due to the shareholder were $16,565 and $540, respectively.

Contract Services

During the years ended May 31, 1998 and 1999, the Company hired a relative of the CEO on a contract basis to perform voice recording services for the Company. The amounts paid for these services were approximately $6,270 and $2,600 for the years ended May 31, 1998 and 1999, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of May 31, 1998 and 1999:

                                        1998             1999
                                      --------         --------
Computer and related equipment        $ 49,133         $ 65,870
Office furniture and fixtures            2,239            2,239
                                      --------         --------

                                        51,372           68,109

Less accumulated depreciation          (31,160)         (41,945)
                                      --------         --------

Net property and equipment            $ 20,212         $ 26,164
                                      ========         ========

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 4 - COMMITMENTS

     Leases

     The Company leases its facilities under non-cancelable operating leases that expire at various dates through March 2001. Minimum future obligations under these leases as of May 31, 1999, are as follows:

             Year ending May 31,                                    Amount
             -------------------                               --------------
                   2000                                               $27,324
                   2001                                                22,770
                                                               --------------
               Total minimum lease payments                           $50,094
                                                               ==============

     Rent expense under the non-cancelable operating leases was $12,560 and 27,324 for the years ended May 31, 1998 and 1999, respectively.

NOTE 5 - INCOME TAXES

     Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of May 31:

                                                    1998              1999
                                                 ---------         ---------
Deferred tax assets:
   Net operating loss carryforwards              $  55,400         $  73,200
   Cash basis accounting for tax purposes           25,600            40,300
                                                 ---------         ---------

   Gross deferred tax assets                        81,000           113,500

   Less: Valuation allowance                       (81,000)         (113,500)
                                                 ---------         ---------
   Net deferred tax assets                            $  -               $ -
                                                 =========         =========

     Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by $32,500 from 1998 and increased by $13,900 from 1997.

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)


NOTE 5 - INCOME TAXES (Continued)

     As of May 31, 1999, the Company has net operating loss carryforwards for both federal and state income tax purposes. Federal and state net operating loss carryforwards totaling approximately $183,000 as of May 31, 1999, begin to expire in 2010 and 2000, respectively. Under federal and state laws, the availability of operating loss carryforwards are limited in the event of a cumulative change in the Company's ownership resulting in a change in control. The Company believes such a change occurred in December 1999. Therefore, the amount of annual taxable income which can be offset by the net operating loss carryforwards will be limited to approximately $127,000.

     A reconciliation of the effective tax rates with the federal statutory rate is as follows as of May 31:

                                                                   1998             1999
                                                               -------------    -------------
     Income tax expense (benefit) at 35% statutory rate             $(12,200)        $(28,700)
     Change in valuation allowance                                    13,900           32,500
     State income taxes, net                                          (2,000)          (4,800)
     Other                                                               300            1,000
                                                               -------------    -------------
                                                                         $ -              $ -
                                                               =============    =============

NOTE 6 - SUBSEQUENT EVENTS

     On December 1, 1999, the Company issued 31,300 shares of common stock to a related corporation in exchange for the cancellation and full satisfaction of the unsecured loan described in Note 2. Based on the fair value of the shares issued, the Company will record a loss on the extinguishment of this debt of approximately $15,000 during the quarter ended February 29, 2000.

     In December 1999, the Company adopted a stock option plan (the "Plan") under which options to purchase up to 100,000 shares of common stock may be granted to directors, officers or employees of the Company, as well as to consultants and other service providers of the Company. The Plan provides for grants of options with a term of up to 10 years. No options have been granted under the Plan.


NOTE 7 - NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

     Property and equipment

     Property and equipment consists of the following as of November 30, 1999 (unaudited):

Computer and related equipment         $72,690
Office furniture and fixtures            2,239
                                      --------
                                        74,929
Less accumulated depreciation          (49,587)

Net property and equipment             $25,342
                                      ========

                              PARAGON VOICE SYSTEMS
                          NOTES TO FINANCIAL STATEMENTS
              For the years ended May 31, 1998 and 1999 and for the
                 six months ended November 30, 1999 (Unaudited)

NOTE 7 - NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

     Notes Payable

     Notes payable consist of the following as of November 30, 1999 (unaudited):

Unsecured loan from the CEO of the Company,
bearing interest at 6% per annum and payable
on demand                                                     $83,782

Unsecured loan from a corporation controlled by
a relative of the CEO (the "related corporation"),
bearing interest at 7.25% per annum. The loan is
payable on demand                                              58,618

Unsecured loan from a trust controlled by a relative
of the CEO (the "related trust"), bearing interest at
9.5% per annum. The loan is payable on demand                  15,000
                                                             --------
                                                             $157,400

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        For the year ended July 31, 1999


                                                             Paragon
                                         Interactive          Voice
                                        Telesis, Inc.        Systems                                  Pro Forma
                                         For the year      For the year                              For the year
                                            ended             ended               Pro Forma             ended
                                        July 31, 1999      May 31, 1999          Adjustments        July 31, 1999
                                       --------------      -------------         ------------       -------------
                                                                                 (Unaudited)         (Unaudited)
Revenues                                $  3,022,290       $    413,898      B   $   (81,750)        $ 3,354,438

Costs and expenses:
  Cost of revenues                           221,506            183,156      B       (81,750)            322,912
  Salaries and wages                       1,184,523            194,361                    -           1,378,884
  General and administrative                 742,801             93,733                    -             836,534
  Other costs and expenses                   443,693             14,772      C       130,197             588,662
                                        ------------        ------------         ------------        ------------

  Total costs and expenses                 2,592,523            486,022               48,447           3,126,992
                                        ------------        ------------         ------------        ------------

Operating income (loss)                      429,767            (72,124)            (130,197)            227,446

Other (income) expenses:
  Interest expense                            28,027              9,941                    -              37,968
  Loss contingency                            80,000                  -                    -              80,000
  Minority interest in net loss
     of subsidiary                                 -                  -      A       (35,562)            (35,562)
                                        ------------        ------------         ------------        ------------

  Total other expenses                       108,027              9,941              (35,562)             82,406
                                        ------------        ------------         ------------        ------------

Income (loss) before income taxes            321,740            (82,065)             (94,635)            145,040

Income taxes                                       -                  -                    -                   -
                                        ------------        ------------         ------------        ------------

Net income (loss)                       $    321,740       $     (82,065)        $    (94,635)       $    145,040
                                        ============       =============         ============        ============

Basic net income per share              $       0.01                                                 $       0.00
                                        ============                                                 ============

Shares used to compute basic net
    income per share                      30,365,097                                                   30,365,097
                                        ============                                                 ============

Diluted net income per share            $       0.01                                                 $       0.00
                                        ============                                                 ============

Shares used to compute diluted
    net income per share                  31,160,123                                                 $ 31,160,123
                                        ============                                                 ============

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
             As of and for the three months ended October 31, 1999
                      and for the year ended July 31, 1999



The following pro forma adjustments have been made to the pro forma consolidated statement of operations as if the purchase of the 510,000 shares of Paragon Voice Systems' common stock occurred as of August 1, 1998.


A   -   To record the minority shareholders' share of Paragon Voice Systems'
        net loss for the year ended May 31,1999.

B   -   To record the elimination of intercompany sales from Paragon Voice
        Systems to Interactive Telesis, Inc.

C   -   To record the amortization of goodwill on the straight line basis over the estimated useful life of 5 years.

                     UNAUDITED FINANCIAL STATEMENTS FOR THE
                       THIRD QUARTER ENDED APRIL 30, 2000

                            INTERACTIVE TELESIS, INC.
                                 BALANCE SHEETS
                        April 30, 2000 AND JULY 31, 1999




                                     ASSETS
                                                                    Consolidated
                                                                    APR 30, 2000      JUL 31,1999
                                                                    ------------      ------------
                                                                    (UNAUDITED)         (AUDITED)
                                                                    ------------      ------------

CURRENT ASSETS:
        CASH                                                        $  1,037,757       $    490,152
        ACCOUNTS RECEIVABLE-NET                                          740,397            682,815
        PREPAID EXPENSES AND OTHER CURRENT ASSETS                         42,851              7,730
                                                                    ------------       ------------
                TOTAL CURRENT ASSETS                                   1,821,005          1,180,697
                                                                    ------------       ------------

PROPERTY AND EQUIPMENT, NET                                              886,493            762,508

GOODWILL                                                                 602,163                 --
                                                                    ------------       ------------

        TOTAL ASSETS                                                $  3,309,661       $  1,943,205
                                                                    ============       ============

                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                    $    216,015       $    111,469
        NOTES PAYABLE TO RELATED PARTIES                                 161,337                 --
        DUE TO SHAREHOLDERS                                               34,000                 --
        CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS                      55,467            205,044
                                                                    ------------       ------------

        TOTAL CURRENT LIABILITIES                                        466,819            316,513
                                                                    ------------       ------------

CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION                        336,232            292,229
                                                                    ------------       ------------

        TOTAL LIABILITIES                                                803,051            608,742
                                                                    ------------       ------------

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY                            354,237                 --

SHAREHOLDERS' EQUITY:
        COMMON STOCK, $.001 PAR VALUE, 50,000,000 SHARES
           AUTHORIZED; 30,811,938 AND 30,599,888 SHARES ISSUED
           AND OUTSTANDING AT APR 30, 2000 AND JUL 31, 1999,
           RESPECTIVELY                                                   30,812             30,600
        ADDITIONAL PAID IN CAPITAL                                    10,031,905          9,639,691
        ACCUMULATED DEFICIT                                           (7,910,344)        (8,335,828)
                                                                    ------------       ------------

        TOTAL SHAREHOLDERS' EQUITY                                     2,152,373          1,334,463
                                                                    ------------       ------------

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $  3,309,661       $  1,943,205
                                                                    ============       ============



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF OPERATIONS
           FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2000 AND 1999
                                   (UNAUDITED)





                                                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                     April 30                            April 30
                                                         -------------------------------      -------------------------------
                                                         Consolidated                         Consolidated
                                                             2000               1999              2000               1999
                                                         ------------       ------------      ------------       ------------
Revenues                                                 $  1,445,608       $    915,196      $  3,759,529       $  1,934,652
Costs and expenses:
   Cost of revenues                                           276,581             49,255           442,737            156,418
   Salaries and wages                                         513,981            292,512         1,367,626            791,563
   General and administrative                                 417,304            215,305           933,652            560,093
   Sales and marketing                                        116,213             68,650           226,867            197,652
   Depreciation and amortization                              129,049             50,899           270,908            119,596
                                                         ------------       ------------      ------------       ------------
   Total costs and expenses                                 1,453,128            676,621         3,241,790          1,825,322
                                                         ------------       ------------      ------------       ------------

Operating income (loss)                                        (7,520)           238,575           517,739            109,330

Other (income) expenses:
   Interest expense                                            18,310              7,880            40,852             18,538
   Litigation contingency expense                                  --                 --           117,000                 --
   Minority interest in net loss of subsidiary                (65,597)                --           (65,597)                --
                                                         ------------       ------------      ------------       ------------
   Total other (income) expenses                              (47,287)             7,880            92,255             18,538
                                                         ------------       ------------      ------------       ------------

Income before income taxes                               $     39,767       $    230,695      $    425,484       $     90,792
Provision for income taxes                                         --                 --                --                 --
                                                         ------------       ------------      ------------       ------------
Net income                                               $     39,767       $    230,695      $    425,484       $     90,792
                                                         ============       ============      ============       ============
Basic net income per share                               $       0.00       $       0.01      $       0.01       $       0.00
                                                         ============       ============      ============       ============
Shares used to compute basic net income per share          30,811,938         30,575,888        30,700,105         30,544,528
                                                         ============       ============      ============       ============
Diluted net income per share                             $       0.00       $       0.01      $       0.01       $       0.00
                                                         ============       ============      ============       ============
Shares used to compute diluted net income per share        32,861,209         31,791,929        32,903,061         31,791,929
                                                         ============       ============      ============       ============





See accompanying notes to financial statements

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED APRIL 30, 2000 AND 1999
                                   (UNAUDITED)




                                                                         NINE MONTHS ENDED APRIL 30
                                                                       Consolidated
                                                                           2000              1999
                                                                       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
        NET INCOME (LOSS)                                              $   425,484       $    90,792
        ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
        PROVIDED BY OPERATING ACTIVITIES:
                DEPRECIATION AND AMORTIZATION                              270,908           119,596
                LITIGATION SETTLEMENT                                      117,000                --
                MINORITY INTEREST IN OPERATIONS OF PARAGON                 (65,597)               --
                LOSS ON LOAN EXTINGUISHMENT                                 15,000                --
        CHANGES IN OPERATING ASSETS AND LIABILITIES:
                INCREASE IN ACCOUNTS RECEIVABLE                             (6,095)         (165,599)
                INCREASE IN PREPAID EXPENSES AND DEPOSITS                  (35,121)          (12,920)
                INCREASE/(DECREASE) IN ACCOUNTS/NOTES PAYABLE              124,689           (17,215)
                DECREASE IN DEFERRED REVENUE                                    --           (12,500)
                                                                       -----------       -----------
        NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                    846,268             2,154
                                                                       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
        CASH ACQUIRED IN PARAGON VOICE SYSTEMS ACQUISITION                   5,830                --
        PURCHASE OF PROPERTY AND EQUIPMENT                                (320,727)         (526,396)
                                                                       -----------       -----------
        NET CASH FLOWS USED IN INVESTING ACTIVITIES                       (314,897)         (526,396)
                                                                       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
        PROCEEDS ON ISSUANCE OF COMMON STOCK                               121,808             6,475
        REPAYMENTS ON CAPITAL LEASES                                      (175,522)         (100,533)
        PROCEEDS FROM BORROWING ON CAPITAL LEASES                           69,948           326,525
                                                                       -----------       -----------
        NET CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES           16,234           232,467
                                                                       -----------       -----------

NET INCREASE (DECREASE) IN CASH                                            547,605          (291,775)

CASH AT BEGINNING OF PERIOD                                                490,152           406,090
                                                                       -----------       -----------

CASH AT END OF PERIOD                                                  $ 1,037,757       $  (114,315)
                                                                       ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                         NINE MONTHS ENDED APRIL 30
                                                                           2000              1999
                                                                       -----------       -----------
CASH PAID DURING THE YEAR FOR:

        INTEREST                                                       $    40,852            18,538
                                                                       ===========       ===========
        INCOME TAXES                                                   $        --                --
                                                                       ===========       ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

ON DECEMBER 17, 1999 THE COMPANY ACQUIRED 56.67% OF THE OUTSTANDING COMMON STOCK OF PARAGON VOICE SYSTEMS. THE VALUE OF THE ASSETS AND LIABILITIES ACQUIRED WAS $54,972 INCLUDING CASH OF $5,830 AND $313,813 RESPECTIVELY.

ON FEBRUARY 25, 2000 THE COMPANY ISSUED 100,000 SHARES OF COMMON STOCK AT A FAIR MARKET VALUE OF $197,000 IN SETTLEMENT OF THE MADISON LAWSUIT.

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            INTERACTIVE TELESIS, INC.

                         NOTES TO FINANCIAL STATEMENTS


A.      BASIS OF PRESENTATION:

        The accompanying unaudited financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included with the Form 10SB/A submission made to the Securities and Exchange Commission (SEC) on April 21, 2000 and the Company's current report on Form 8-K/A, which was filed with the (SEC) on February 29, 2000.

        The Company acquired a 56.67% interest in Paragon Voice Systems, on December 17, 1999, a leading value-added reseller and developer of computer telephony solutions in the emerging technology field of Automated Speech Recognition ("ASR").

B.      RECLASSIFICATION: None

C.      STOCK SPLIT: None

D.      SUBSEQUENT EVENTS: None


E.      INCOME TAXES:

        Income taxes have not been provided for in the accompanying financial statements due to the net operating loss carry forwards generated in prior years that are available for carry forward against current year income.

Item 24.   Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law (the "DGCL") contains the provisions entitling the Registrant's directors and officers to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses (including attorney's fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Certificate of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the DGCL, the personal liability of its directors to the Registrant or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the DGCL as currently in effect, this provision limits a director's liability except where such director (i) breaches his duty of loyalty to the Registrant or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of law,
(iii) authorizes payment of an unlawful dividend or stock purchase or redemption as provided in Section 174 of the DGCL, or (iv) obtains an improper personal benefit. This provision does not prevent the Registrant or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence. The Certificate of Incorporation also includes provisions to the effect that (subject to certain exceptions) the Registrant shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall advance expenses to, any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as may from time to time be in effect. In addition, the By-Laws require the Registrant to indemnify, to the full extent permitted by law, any director, officer, employee or agent of the Registrant for acts which such person reasonably believes are not in violation of the Registrant's corporate purposes as set forth in the Certificate of Incorporation. At present, the DGCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Registrant's best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 25.   Other Expenses of Issuance and Distribution.

           SEC registration                   $      2,142

           Printing and engraving costs         __________ *

           Legal fees and expenses              __________ *

           Accounting fees and expenses         __________ *

           Miscellaneous                        __________ *

           Total                              $ __________

* To be provided by amendment.

Item 26.   Recent Sales of Unregistered Securities

        On June 12, 2000, the Company entered into an agreement with two investors to purchase up to $4,500,000 of our common stock in three closings of $2.5 million, $1 million and $1 million each. The initial closing for the purchase of 905,797 shares at a price of $2.76 per share was completed on June 13, 2000. The second and third closings are scheduled to occur approximately 90 days and 180 days, respectively, after the initial closing date. Each of the closings is for shares at a price equal to the average closing bid price for our stock on the five consecutive trading days preceding the respective closing date. At each closing, the Company will also issue 3-year warrants for the purchase of shares equal to 15% of the purchase price of the shares divided by the exercise price of the warrants which is equal to 110% of the share purchase price at the respective closing. At the initial closing, the Company issued warrants for the purchase of 135,870 shares at a price of $3.04 per share. In addition, the Company granted the investors repricing rights with respect to the shares and antidilution rights with respect to the shares and the warrants. The Company agreed to include the shares, including the shares underlying the warrants and the repricing rights, the resale under this Registration Statement. Under certain circumstances, the Company has the conditional right to repurchase the shares and repricing rights at a premium.

        The Company paid two unrelated finders an aggregate cash fee equal to 7.5% payable pro rata at each closing and 3-year warrants for the purchase of 20,000 shares per each $1.0 million of the financing closed at a price equal to 120% of the purchase price for the shares at the respective closing.

        During the last three years, the Company sold unregistered shares of its Common Stock as follows:

        From November 1996 through January 31, 2000, the Company has issued an aggregate of 2,378,000 options to purchase its Common Stock, with exercise prices ranging from 25 cents to 40 cents per share to employees, directors, and service providers under its 1996 Stock Option Plan. During the third quarter ended April 30, 2000, the Company granted 115,000 stock options with an exercise price of $3.00, 20,000 stock options with an exercise price of $2.47 and 40,000 stock options with an exercise price of $2.25 to its employees and/or officers. Of these options, 140,000 have expired or been canceled without being exercised; options for 50,000 shares have been exercised; as of May 31, 2000, 2,553,000 options remain outstanding. The issuance of these option shares were exempt from registration pursuant to Section 4(2) of the 1933 Act or, where applicable, Rule 701 under the 1933 Act.

        Between March and September, 1997, the Company made a private placement offering pursuant to which it issued an aggregate of 12,537,572 shares to a total of 63 investors for aggregate consideration of $4,427,999. Capital Resolutions served as the Company's sales agent in this offering. The sales were made in reliance upon Rule 506 and Section 4.2 of the 1933 Act.

        In a private placement in 1998, the Company issued an aggregate of 13,255,530 shares to a total of 48 investors for aggregate consideration of $3,720,137. The sales were made in reliance upon Rule 506 and Section 4(2) of the 1933 Act.

        In each of these private placement offerings, each subscriber had or was provided prior to his or her investment access to all information regarding the Company that would be included in the registration statement on Form SB-2, except that the financial statements provided to subscribers were audited in accordance with Canadian generally accepted accounting practices. With regards to the sales made in reliance on Section 4(2) of the 1933 Act or Rule 506 thereunder, the Company had reasonable grounds to believe, prior to accepting the subscription of each subscriber, based in part on the subscription agreements or investment letters executed by the subscribers, that each of the subscribers were sophisticated enough to evaluate the merits of an investment in Common Stock and that each subscriber was purchasing with investment intent and not with a view to distribution. In addition, each subscriber was reasonably believed by the Company to be an accredited investor within the meaning of Rule 501(a) of the 1933 Act.

        A total of 111 persons purchased securities in the 1998 private placement offering, of which 98 were accredited investors and 13 were non-accredited investors. Investors included 25 existing shareholders, 7 officers and directors, and 3 consultants. Of the 111 investors in such offering, 86 investors, each of whom was an accredited investor, were unaffiliated with the Company prior to their investment. The offering was made directly by the Company except the Company paid commissions and/or finder's fees ranging from 10% to 15% in connection with the sale of stock to 10 investors. The Company's determination of whether investors were accredited investors, within the meaning of Regulation D, was based on the Company's examination of the investors' executed subscription documents.

Item 27. Exhibits

        Description
        3.1           Province of British Columbia, Company Act, Certificate of
                      Incorporation, Butter Rock Resources+

        3.2           Company Act, Memorandum, Butter Rock Resources+

        3.3           Articles of Incorporation, Interactive Telesis - 1992+

        3.4           Certificate of Incorporation of the Company - Delaware+

        3.5 Certificate of Amendment of Certificate of Incorporation of the Company - Delaware +

        3.6           Bylaws of the Company+

        5.1 Opinion of Rushall & McGeever, APC as to the legality of the shares being registered.

        10.1          ITI Stock Option Plan (1996)+

        10.2          Lease Agreement between the Company and North Coast
                      Business Park, dated Feb. 15, 1995, with amendments dated
                      April 30, 1999+

        10.3          Lease Agreement between the Company and U.S. Net
                      Solutions, inc., dated Feb. 22, 1999+

        10.4          Sublease Agreement between the Company and The Townsend
                      Agency, dated Aug. 13, 1999+

        10.5          Balboa Capital Corporate Equipment Lease Agreement+

        10.6          Balboa Capital Corporate Equipment Lease Agreement+

        10.7          Toshiba Corporate Equipment Lease Agreement+

        10.8          Westover Financial Corporate Equipment Lease Agreement+

        10.9          Westover Financial Corporate Equipment Lease Agreement+

        10.10         Ford Financial Services Corporate Equipment Lease
                      Agreement+

        10.11         Ford Financial Services Corporate Equipment Lease
                      Agreement+

        10.12         Imperial Business Credit Corporate Equipment Lease
                      Agreement+

        10.13         Media Capital, LLC Corporate Equipment Lease Agreement+

        10.14         Dell Financial Services Corporate Equipment Lease
                      Agreement+

        10.15         Imperial Business Credit Corporate Equipment Lease
                      Agreement+

        10.16         First Sierra Financial Corporate Equipment Lease
                      Agreement+

        10.17         United Capital Leasing Corporate Equipment Lease
                      Agreement+

        10.18         ADVANTA Business Service Corporate Equipment Lease
                      Agreement+

        10.19         Ford Financial Services Corporate Equipment Lease
                      Agreement+

        10.20         ADVANTA Bank Corporation Corporate Equipment Lease
                      Agreement+

        10.21         Financial Pacific Leasing Corporate Equipment Lease
                      Agreement+

        10.22         Securities Purchase Agreement dated June 12, 2000

        10.23         Registration Rights Agreement dated June 12, 2000.

        10.24         Warrant Agreement with BH Capital.

        10.25         Warrant Agreement with Excalibur.

        16.1          Letter from Buckley Dodds and associates, dated Oct. 29,
                      1999+

        23.1 Consent of Pannell Kerr Forster dated July 10, 2000 regarding Registrant.

        23.2 Consent of Pannell Kerr Forster dated July 10, 2000 regarding Paragon Voice Systems.

        23.3          Consent of Rushall & McGeever, APC (included in Exhibit
                      5.1).

        27.1          Financial Data Schedule+

+ Incorporated by reference to the corresponding exhibit contained in the Company's Registration Statement on Form 10-SB/A filed on April 21, 2000 (accession No. 0000936392-00-000215).

Item 28. Undertakings

        The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(2)

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act; and

     (i) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to

Section 13 and Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(1) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

(7) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Pearl River, State of New York, on July 12, 2000.

                                        INTERACTIVE TELESIS INC.

                                        By:    /s/ Donald E. Cameron
                                               ---------------------------------
                                               Donald E. Cameron, Chief
                                               Executive Officer

        Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Donald E. Cameron, as his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form SB-2 of Interactive Telesis Inc. and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                                 TITLE
---------                                 -----
/s/ Donald E. Cameron                     Chief Executive Officer, President
-------------------------                 and Director (Principal Executive
Donald E. Cameron                         Officer)

/s/ William R. Adams                      Chief Financial Officer and Secretary
-------------------------                 (Principal Accounting Officer)
William R. Adams

/s/ Marc Goyette                          Director
-------------------------
Marc Goyette

/s/ Robert Wilson                         Director
-------------------------
Robert Wilson